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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                             PICTURETEL CORPORATION
                           (Name of Subject Company)

                            ------------------------

                             PICTURETEL CORPORATION
                      (Name of Person(s) Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   720035302
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                  LEWIS JAFFE
                     PRESIDENT AND CHIEF OPERATING OFFICER
                             PICTURETEL CORPORATION
                               100 MINUTEMAN ROAD
                               ANDOVER, MA 01810
                           TELEPHONE: (978) 292-5000
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                            ------------------------

                                WITH A COPY TO:

                             HOWARD K. FUGUET, ESQ.
                                  ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                             BOSTON, MA 02110-2624
                           TELEPHONE: (617) 951-7000

                            ------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    (a) NAME AND ADDRESS. The name of the subject Company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Statement") relates is PictureTel Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 100 Minuteman Road, Andover, Massachusetts 01810. The telephone number of the principal executive offices of the Company is (978) 292-5000.

    (b) SECURITIES. The title of the class of securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the "Company Common Stock"), together with associated rights to acquire junior preference stock of the Company issued pursuant to the Rights Agreement, dated March 25, 1992, as amended, between the Company and The First National Bank of Boston. As of the close of business on June 8, 2001, 53,402,550 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) NAME AND ADDRESS. The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above.

    (b) TENDER OFFER. This Statement relates to a exchange offer by Pharaoh Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Polycom, Inc. ("Polycom"), a Delaware corporation, offering to purchase all outstanding shares of the Company Common Stock at a price for each share (the "Offer Price") of $3.11, net to the seller, in cash (the "Cash Portion") and 0.1177 of a share of Polycom's common stock, $.0005 par value per share, (such fraction of a share is referred to as the "Share Portion"), together with associated rights to acquire junior preference stock of the Company issued pursuant to the Rights Agreement, dated March 25, 1992, as amended, between the Company and The First National Bank of Boston, upon the terms and subject to the conditions set forth in the preliminary prospectus dated June 18, 2001, filed as Exhibit (a)(1) to the Schedule TO filed by Polycom on June 18, 2001 (the "Prospectus"), and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer").

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 24, 2001, among Polycom, the Purchaser and the Company (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that following the satisfaction or (to the extent permitted) waiver of the conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company (the "Merger"). Following the effective time (the "Effective Time") of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Polycom. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

    As set forth in the Prospectus, the principal executive offices of Polycom and the Purchaser are located at 1565 Barber Lane, Milpitas, California 95035.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contacts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Annex B attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates, or (2) the Purchaser or Polycom, or their respective executive officers, directors or affiliates.

    THE MERGER AGREEMENT. Polycom, the Purchaser and the Company have entered into the Merger Agreement. A summary of the terms of the Offer and the Merger Agreement is incorporated herein by
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reference to the sections of the Prospectus titled "Summary," "The Offer" and
"The Merger Agreement." Such Prospectus is being mailed to shareholders together with this Statement and is filed herewith as Exhibit (a)(4). Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and incorporated herein by reference.

    CONFIDENTIALITY AGREEMENT. The Company and Polycom entered into a Confidentiality and Standstill Agreement dated March 7, 2001 (the "Confidentiality Agreement") pursuant to which Polycom and the Company agreed not to disclose the other's confidential information or to use the other's confidential information other than for the purpose of evaluating a possible transaction between Polycom and the Company. Pursuant to the Confidentiality Agreement, Polycom and the Company also agreed that for a period of eighteen
(18) months they would not acquire, or make an offer to acquire, assets or property of the other or merge with the other without the prior consent of the Board of Directors. The above summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(2) and incorporated herein by reference.

    TENDER AND VOTING AGREEMENTS. As an inducement for Polycom and the Purchaser to enter into the Merger Agreement, immediately prior to the signing of the Merger Agreement, PictureTel's directors and executive officers, solely in their capacities as stockholders, entered into voting and tender agreements with Polycom. A summary of the terms of such agreements is incorporated herein by reference to the section of the Prospectus titled "Agreements Related to the Merger Agreement--PictureTel Voting and Tender Agreements." Such Prospectus is being mailed to shareholders together with this Statement and is filed herewith as Exhibit (a)(4). Such summary and description are qualified in their entirety by reference to the form of Tender and Voting Agreement, which is filed herewith as Exhibit (e)(4) and incorporated herein by reference.

    AFFILIATE AGREEMENTS. As an inducement for Polycom and the Purchaser to enter into the Merger Agreement, PictureTel's directors and executive officers entered into affiliate agreements with Polycom pursuant to which such executive officers and directors agreed not to sell or transfer their Polycom Common Stock issued in connection with the Offer or the Merger unless the sale or transfer is made in compliance with the requirements of Rule 145(d), pursuant to an effective registration statement or an appropriate exemption, or in reliance upon a written opinion of counsel. A summary of the terms of such agreements is incorporated herein by reference to the section of the Prospectus titled "Agreements Related to the Merger Agreement--Affiliate Agreements." Such Prospectus is being mailed to shareholders together with this Statement and is filed herewith as Exhibit (a)(4). Such summary and description are qualified in their entirety by reference to the form of Affiliate Agreement, which is filed herewith as Exhibit (e)(5) and incorporated herein by reference.

    THE NOTE AGREEMENT AND RELATED DOCUMENTS. Polycom has purchased Series A and Series B Convertible Notes (the "Notes") from the Company and the Company has granted registration rights to Polycom for the shares of common stock into which the Notes are convertible. A summary of the terms of the Notes, the related registration rights, and a voting agreement with respect to the Notes is incorporated herein by reference to the section of the Prospectus titled "Agreements Related to the Merger Agreement." Such Prospectus is being mailed to shareholders together with this Statement and is filed herewith as Exhibit (a)(4). Such summary and description are qualified in their entirety by reference to the forms of Note Agreement, Notes, Registration Rights Agreement and Voting Agreement, which are filed herewith as Exhibits (e)(6) through (e)(9) and (e)(18) hereto and incorporated herein by reference.

    EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS; CERTAIN OTHER ARRANGEMENTS.

    STOCK OPTIONS. Except as described in the section below dealing with the Company's 1998 Acquisition Stock Plan, immediately prior to the Effective Time of the Merger each outstanding option to purchase shares of Company common stock (each, a "Company Stock Option") under the Company's option plans, and the Company option plan themselves (except for the 1998 Acquisition

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Stock Plan), shall terminate, after first accelerating the exercisability of the options upon the closing of the Offer (which is a change of control under the options). The Company shall take all necessary actions (including providing all required notices) to ensure that all outstanding Company stock options and such Company Option Plans are terminated immediately prior to the Effective Time of the Merger, except as described below with respect to the 1998 Acquisition Stock Plan. In the case of any holder of a Company Stock Option, the Company and Polycom shall take steps to enable the holder thereto to exercise the option (including any portion thereof that first becomes exercisable in connection with the Offer) on a basis that enables the holder effectively to tender in the Offer the shares acquired upon exercise, and in the case of any such option that is not an incentive stock option, to permit the holder of the option, in his or her discretion, to tender the option (in lieu of exercising it) and receive the offer price payable with respect to the number of shares for which the option was exercisable, net of the exercise price.

    AMENDMENT TO THE COMPANY'S 1998 ACQUISITION STOCK PLAN; ADDITIONAL COMPANY GRANTS, AND ASSUMPTION OF COMPANY GRANTS.

    (i) Prior to the date of the expiration of the Offer (the "Expiration Date"), the Company shall take all actions necessary to amend Company's 1998 Acquisition Stock Plan and form of option agreement thereunder to provide that with respect to grants of Company stock options thereunder from and after May 24, 2001 (the "Company Grants"): (a) the exercisability of such Company Grants shall not accelerate as a result of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (b) in connection with the Merger Agreement, such Company Grants shall be assumed by Polycom in accordance with the provisions of part (iii) of this section.

    (ii) Prior to the Expiration Date, the Company shall make such Company Grants, which shall become effective upon the closing of the Offer, in such numbers and pursuant to such terms and conditions as shall be directed by Polycom at least five (5) business days prior to the Expiration Date, provided, however, that the exercise price of such Company Grants shall be equal to the fair market value of the Company's common stock on the date of grant; and provided further, that the total number of shares of Company common stock reserved for issuance upon exercise of Company Grants shall not exceed 5,500,000 shares. The Company Grants shall be non-qualified options.

    (iii) At the Effective Time of the Merger, Polycom shall assume such Company Grants, and such assumed Company Grants will be subject to the terms and conditions of such options immediately prior to the Effective Time except that
(a) each Company Grant will be solely exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Polycom Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Grant immediately prior to the Effective Time multiplied by the Option Exchange Ratio (as defined below), rounded down to the nearest whole number of shares of Polycom Common Stock and
(b) the per share exercise price for the shares of Polycom Common Stock issuable upon exercise of such assumed Company Grant will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Grant was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. Polycom shall comply with the terms of all such Company Grants. Polycom shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of Polycom Common Stock for delivery pursuant to the terms set forth in this section. The "Option Exchange Ratio" shall be equal to the sum obtained by adding (i) the Stock Portion and (ii) the quotient obtained by dividing the Cash Portion by the average closing sale price of one share of Polycom Common Stock as reported on The Nasdaq National Market for the five (5) consecutive trading days ending immediately prior to the Effective Time.

    EMPLOYEE STOCK PURCHASE PLAN. The Company shall take steps necessary to terminate the Company's Employee Stock Purchase Plan and the 1999 Foreign Subsidiary Stock Purchase Plan (collectively, the "ESPP") on the earlier to occur of the (i) the Expiration Date or (ii) August 31, 2001.

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In the event the ESPP is terminated on the Expiration Date, the exercise date for outstanding purchase rights under the ESPP shall be accelerated to enable participants effectively to exercise and tender in the Offer shares acquired upon exercise.

    BENEFIT PLANS. (a) The Company shall terminate, effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Polycom (the "401(k) Termination Date"), any and all 401(k) plans unless Polycom provides notice to Company that such 401(k) plan(s) shall not be terminated. To the extent permitted by Polycom's applicable plan and otherwise practicable, Polycom shall take appropriate steps to enable continuing employees to roll over distributions from the terminated plans to a tax-qualified defined contribution plan or plans maintained by Polycom or an affiliate.

    (b) Polycom will cause the Surviving Corporation to provide benefits (including health benefits, severance policies, 401(k) plans and general employment policies and procedures, subject to the terms and conditions of such plans) which are substantially comparable in the aggregate to benefits that are available to similarly situated employees of Polycom and its subsidiaries as of May 24, 2001, provided, however, that such insurance carriers, outside providers or the like are able to provide such benefits on terms reasonably acceptable to Polycom, and provided, further, that nothing shall prevent the Surviving Corporation or any of its subsidiaries from making any change required by applicable law, and provided, further, that it shall not result in any duplication of benefits.

    (c) To the extent permitted under applicable law, each employee of the Company or its subsidiaries shall be given credit for all service with the Company or its subsidiaries (or service credited by the Company or its subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by Polycom or the Surviving Corporation (other than sabbatical benefits, for which employees of the Company or its subsidiaries will not receive any such past service credit) in which they participate or in which they become participants for purposes of eligibility and vesting; provided, however, that no such credit shall be provided in any circumstance that would result in duplicative benefits, and provided, further that such insurance carriers, outside providers or the like are able to honor such commitments on terms reasonably acceptable to Polycom.

    INDEMNIFICATION. (a) From and after the Effective Time, Polycom will cause the Surviving Corporation to fulfill and honor in all respect the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers in effect immediately prior to the Effective Time (the "Indemnified Parties") and any indemnification provisions under the Company's Certificate of Incorporation and Bylaws as in effect on the date of the Merger Agreement to the maximum extent permitted by law; PROVIDED, HOWEVER, that the foregoing obligations of Polycom shall not extend to claims against the Company's officers and directors arising out of or in connection with the SEC's investigation of the restatement of the financial reports of the Company in certain periods of 1997 and 1998. The Certificate of Incorporation of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company's Certificate of Incorporation and Bylaws as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law.

    (b) For a period of three (3) years after the Effective Time, Polycom will cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy in an amount and on terms no less advantageous, when taken as a whole, to those applicable to the current directors and officers of the Company; PROVIDED, HOWEVER, that in no event will Polycom or the Surviving Corporation be required to expend an annual premium for such coverage in excess of 150% of the annual premium currently paid by the Company (and if the cost for such coverage is in excess of

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such amount the Surviving Corporation shall only be required to maintain such coverage as is available for such amount).

    (c) In the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, assume or continue the obligations set forth in this indemnification section.

    (d) These indemnification provisions survive the consummation of the Merger at the Effective Time and continue for the periods specified above.

    EMPLOYMENT/SEVERANCE AGREEMENTS. Immediately prior to the closing of the Merger, Polycom will assume, and agrees to perform, in the same manner and to the same extent as the Company would have been required to perform had the Merger not been consummated, the Change in Control Agreements entered into between the Company and certain individuals, including certain executive officers, effective on the execution of the Merger Agreement. A summary of terms of these agreements is incorporated herein by reference to the section of the Prospectus titled "Interests of PictureTel Officers and Directors in the Transaction--Certain Executive Agreements." Such Prospectus is being mailed to shareholders together with this Statement and is filed herewith as Exhibit (a)(4). Such summary and description are qualified in their entirety by reference to the forms of Change in Contract Agreements with the Company's executive officers, which are filed herewith as Exhibits (e)(10) to (e)(16) and incorporated herein by reference. Polycom also will cause the Company to perform its obligations under the Company's Key Employee Change in Control Severance Plan and Special Change in Control Severance Plan.

    PRODUCT SUPPORT STATEMENT. In connection with all press releases relating to the Merger Agreement or the Offer, Polycom and the Company agreed to make public statements, to be communicated in writing by each party to their respective sales forces and others, that: (i) Polycom's belief in the iPower PC architecture and Company's belief in the Viewstation's architecture are significant factors in their decision to enter into this Agreement as it rounds out their respective product lines allowing them to address increasing customer demand for a broad range of video communication products for the expanding IP and circuit-switched broadband networks and (ii) after the consummation of the Offer and the Merger, in addition to its Viewstation products, Polycom intends to sell and support Company's iPower PC based products, and to develop next generation appliance and PC products that leverage the best of breed features and functionality of the Viewstation and iPower PC platforms. In connection with all press releases relating to the Merger Agreement or the Offer, both Polycom and Company agreed to state their respective individual beliefs that appliance and PC based architectures are needed to exploit pent up demand. Polycom agreed that it will not issue press releases or make other public statements, or give instructions to its sales force, in contravention of the above obligations. Polycom and Company acknowledged that the agreements regarding product support are an integral part of the transactions contemplated by the Merger Agreement.

    PRODUCT DISTRIBUTION AGREEMENT. Accord Networks Ltd., now known as Polycom Israel Ltd., which became a wholly owned subsidiary of Polycom on February 28, 2001, and the Company entered into a Product Distribution Agreement dated January 21, 2000, as amended on February 27, 2001. Under the terms of the distribution agreement, the Company is authorized to purchase, acquire and license certain of Polycom's network systems products for distribution and resale by the Company. The parties also agreed that Polycom Israel would license certain Company features in order to incorporate such Company features into certain of Polycom's network systems products for distribution by both the Company and Polycom. The term of the distribution agreement is thirty-six (36) months, and shall automatically continue thereafter for twelve (12) months unless either party gives the other written notice of its intent not to renew at least ninety (90) days prior to the expiration of the initial or renewal term, or unless earlier terminated as otherwise provided in the distribution agreement.

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    LICENSE AGREEMENT.  Polycom, the Company and PictureTel Technology Corp.,
have entered into the Siren Wideband Audio Codec License Agreement dated February 19, 2001. Under the terms of the license agreement, the Company and PictureTel Technology Corp. have agreed to license certain proprietary wideband audio speech coding technology to Polycom in exchange for license fees and royalties.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. At a meeting held on May 24, 2001, the Board of Directors of the Company unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are advisable and fair to and in the best interests of, the Company and its stockholders,
(ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) determined to recommend that the Company's stockholders accept the Offer and tender their shares of the Company Common Stock pursuant thereto and approve and adopt the Merger Agreement and the Merger.

    (b) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION.

    BACKGROUND

    In the summer of 1999, Bruce Bond, then Chairman, President and Chief Executive Officer of the Company, and other executive officers of the Company met with Robert Hagerty, Polycom's Chairman, President and Chief Executive Officer, Michael Kourey, Polycom's Senior Vice President of Finance and Administration and Chief Financial Officer, and other executive officers of Polycom in Chicago to discuss a potential business combination transaction between the two companies. However, the companies were unable to agree on terms and no transaction resulted from these discussions.

    In early 2000, Mr. Hagerty met with Norman Gaut, the Company's Chairman and Chief Executive Officer, in Boston to discuss Polycom's interest in purchasing PictureTel's videoconferencing products division. However, no transaction resulted from these discussions.

    In December 2000, Mr. Hagerty met with Lewis Jaffe, PictureTel's President and Chief Operating Officer, at a trade show in Anaheim, California where they discussed the topic of a potential business combination transaction between the two companies. Following that meeting, Mr. Hagerty and Jules DeVigne, an Executive Vice President of Polycom, engaged in several telephone conversations with Mr. Jaffe to discuss a potential business combination between the two companies.

    In late 2000 and early 2001, the Company determined, in light of its history of losses, financial condition and current market conditions, that it should consider potential strategic initiatives to enhance shareholder value, including a merger or other business combination. In connection with these efforts, the Company engaged Robertson Stephens to act as its financial advisor. During this period, approximately 25 parties, which the Company believed were the most likely potential purchasers of the Company, were contacted on behalf of the Company to solicit their interest in a possible transaction with the Company. Of the parties contacted, only two parties, Polycom and another potential purchaser (the "Alternative Purchaser") eventually submitted written acquisition proposals to the Company. The Company entered into confidentiality agreements with the Alternative Purchaser in late January, 2001, with Polycom on March 7, 2001, and with one other entity (which did not pursue a transaction) in early March so that each could conduct business and legal due diligence. The confidentiality agreements with each of Polycom and the Alternative Purchaser provide for the confidentiality of information provided by the Company, as well as an agreement that neither party thereto would acquire, or make an offer to acquire, assets or property of the other or merge with the other without the prior consent of the Company's Board of Directors for a period of time specified in the respective agreements.

    In late March 2001, Mr. DeVigne and Mr. Jaffe spoke by telephone to arrange a meeting to discuss Polycom's interest in purchasing the Company's videoconferencing products division. On

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April 5, 2001, Messrs. Hagerty, Kourey, DeVigne and William Paape, Polycom's
Vice President, Finance and Strategic Investments, and representatives of Thomas Weisel Partners LLC, Polycom's financial advisor, met in Chicago with Mr. Jaffe, Robert Kelligrew, the Company's General Counsel, and Dalton Edgecomb, the Company's Chief Financial Officer, and representatives of Robertson Stephens, the Company's financial advisor, to discuss an acquisition by Polycom of the Company's videoconferencing products division. During the week following that meeting, Mr. Hagerty had several telephone calls with representatives of Robertson Stephens to discuss Polycom's proposed acquisition of the Company's videoconferencing products division and the Company's interest in a potential business combination involving the entire company. In accordance with the Company's instructions, representatives of Robertson Stephens informed Polycom that the Company had determined that selling the videoconferencing products division while retaining the services division was not an appropriate strategic initiative for the Company. Following these discussions, on April 11, 2001, Polycom provided the Company with a proposal on the material terms of a potential business combination involving the entire Company.

    During March and early April of 2001, the Alternative Purchaser also evaluated a potential business combination with the Company and provided its proposal on the material terms of such a transaction to the Company.

    On April 13, 2001, the Company's Board of Directors convened to discuss the proposals received from the Alternative Purchaser and Polycom. Robertson Stephens reviewed and summarized for the Board the financial details of each proposal and answered various questions from the Board about each proposal. Extensive discussions by the Board members then followed regarding the strengths and weaknesses of both proposals. Following these discussions, the Company's Board of Directors determined to pursue negotiations with the Alternative Purchaser and authorized the Company's management to sign on behalf of the Company a term sheet containing an exclusivity provision, which term sheet was non-binding except with respect to certain limited exclusivity matters, with the Alternative Purchaser. After this Board meeting, on April 13, 2001, the Company signed the term sheet with the Alternative Purchaser. Among other provisions, the term sheet provided that the Company and its representatives could not solicit or negotiate a business combination with any other entities, except in response to an unsolicited proposal, to the extent the Company was required to do so by applicable fiduciary duties (after consultation with outside counsel) and required the Company to notify the Alternative Purchaser in such event. After signing this term sheet, in accordance with the Company's instructions, a representative of Robertson Stephens telephoned Mr. Hagerty to notify him that the Company had entered into an exclusivity arrangement with another party and that the Company was required to discontinue its discussions with Polycom.

    On April 24, 2001, the Company received a first draft of a proposed merger agreement from the Alternative Purchaser's counsel. Between April 24, 2001 and May 18, 2001, the Company and its legal and financial advisors negotiated the terms of this proposed merger agreement with the Alternative Purchaser and its financial and legal advisors. These discussions included negotiation over the form of the consideration to be offered, increases in the per share consideration, and alternative structures for a transaction.

    On May 10, 2001, the Company and its legal and financial advisors met with the Alternative Purchaser and its counsel to discuss the outstanding issues on the draft Alternative Purchaser's merger agreement and the then pending revised terms and structure of a proposed transaction. During these discussions, the Alternative Purchaser stated that it had not yet obtained financing for its proposed transaction, but that it expected to receive a commitment letter from a financial institution by May 14, 2001. The parties discussed changing the structure of the transaction from a merger to a cash tender offer, and different forms of consideration that might be necessary if the Alternative Purchaser were unable to finance the cash purchase price.

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    On May 9 and 10, 2001, as the Company subsequently learned, Polycom's management discussed with Thomas Weisel Partners, and on May 10, 2001 Polycom's management also discussed with Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSGR"), legal counsel to Polycom, Polycom's continued interest in entering into a business combination transaction with the Company. Polycom noted that several weeks had elapsed since the Company had discontinued its discussions with Polycom and that the Company had not yet announced that it had entered into a definitive agreement with a third party regarding a business combination transaction. After discussion with its financial and legal advisors, Polycom prepared a letter to send to the Company advising it of Polycom's continued interest in a potential business combination transaction with the Company.

    Late in the afternoon on May 11, 2001, the Company later learned that Mr. Hagerty called Mr. Gaut but was unable to reach him. He then called
Mr. Jaffe to notify him that Polycom would be sending a letter to the Company indicating that it was interested in an acquisition of the Company. The price proposed by Polycom was materially higher than the price proposed by the Alternative Purchaser. Mr. Jaffe indicated to Mr. Hagerty that he could not discuss any transaction with him and hung up the phone and then immediately called a representative of the Alternative Purchaser to inform him of the call. At approximately the same time, a representative of Robertson Stephens received a call from a representative of Thomas Weisel Partners notifying him of the letter that Polycom intended to send to the Company. Later that afternoon, the Company received a letter addressed to Mr. Gaut from Polycom indicating its interest in purchasing all of the Company's outstanding shares for cash, Polycom common stock or a combination thereof.

    On Sunday, May 13, 2001, an informal conference call of the Company's Board of Directors was convened during which Mr. Jaffe updated the members of the Board of Directors on the call on the status of negotiations with the Alternative Purchaser and on the call and letter from Polycom. Mr. Jaffe then called a representative of the Alternative Purchaser to discuss further the Alternative Purchaser's proposed transaction in light of the terms described in the letter from Polycom.

    The Company's Board of Directors subsequently met in the morning on May 14, 2001 to discuss the status of the proposed transaction with the Alternative Purchaser and instructed management to continue negotiations with the Alternative Purchaser. The Board also discussed further the Polycom letter received on May 11, 2001. The Board noted that Polycom's proposal provided for a higher price per share than the proposed transaction with the Alternative Purchaser and that Polycom's offer provided the Company with debt financing which could potentially be greater than the debt financing included in the proposed transaction with the Alternative Purchaser. After discussing the matter with outside counsel, the Board concluded that its applicable fiduciary duties required it to negotiate with Polycom in response to Polycom's unsolicited proposal and instructed Robertson Stephens to contact Polycom regarding its proposal.

    Late in the afternoon on May 14, 2001, the Company, the Alternative Purchaser and their respective legal counsel again met to discuss outstanding issues on the draft merger agreement and related documents. During the course of the discussions, the Alternative Purchaser informed the Company that it still did not have a firm commitment letter for financing the transaction. The Company and the Alternative Purchaser continued to negotiate and new deal terms were proposed by the parties, including changes in the amount and form of the consideration and the structure of the transaction. In addition, the parties negotiated certain changes to the debt financing proposed by the Alternative Purchaser, including a potential increase in the amount of debt financing that would be available to the Company and a reduction of the limitations applicable to the use of such funds by the Company. The parties continued to meet throughout the day on May 15, 2001 in order to discuss the remaining outstanding issues. The Company's Board of Directors participated via conference call in two special Board meetings to discuss the terms of the new proposal under consideration with the Alternative Purchaser. At the second meeting, the Board voted: (i) to authorize the Company to enter into an escrow agreement with the Alternative Purchaser, which provided, among other terms, for funds to be deposited and later made available to the Company if the Company and the Alternative

Purchaser did not enter into a definitive agreement due to the Alternative Purchaser's failure to act in good faith or if the Alternative Purchaser did not obtain a financing commitment reasonably satisfactory to the Company, or returned to the Alternative Purchaser if the Company signed a term sheet or other definitive agreement with another entity and (ii) to extend the exclusivity provision (subject to the Board's fiduciary duties) of the April 13 term sheet until May 21, 2001 at 5:00 p.m. (Eastern time).

    On Tuesday, May 15, 2001 Polycom again expressed its interest in acquiring the Company and indicated that it planned to provide a more detailed term sheet outlining the terms of a proposed transaction later that day. The term sheet provided by Polycom reflected a cash tender offer for all outstanding shares at a higher price per share than the proposed transaction with the Alternative Purchaser and also included a proposal for a debt financing that would be made available to the Company.

    On the morning of Wednesday, May 16, 2001, Mr. Jaffe met with the Company's legal and financial advisors to discuss Polycom's revised proposal. The Company's legal counsel, Ropes & Gray met with the Alternative Purchaser's legal counsel to continue to negotiate the terms of that transaction prior to the Company's Board of Directors meeting at 12:00 p.m. The Board of Directors met at noon to discuss the revised Polycom proposal. At the Board meeting, the Board determined (after consultation with Ropes & Gray) that, as a result of
(i) Polycom's higher all-cash offer, (ii) the more favorable terms of the proposed convertible debt financing by Polycom and (iii) continued concerns about the Alternative Purchaser's ability to finance its proposed transaction, the Board's fiduciary duties to stockholders required the Board to evaluate and negotiate a possible transaction with Polycom while continuing to pursue a transaction with the Alternative Purchaser. Immediately after the Board meeting on May 16, 2001, Robertson Stephens, at the direction of the Company, and Mr. Jaffe called the Alternative Purchaser's legal counsel to inform them that the Company had received a proposal with a higher offer from another bidder.
Mr. Jaffe also informed them that the Company wished to continue negotiating a definitive agreement with the Alternative Purchaser.

    Later on Wednesday, May 16, 2001, Mr. Jaffe, together with the Company's legal and financial advisors, met with Polycom and its advisors regarding its acquisition proposal. The parties continued to negotiate the term sheets relating to Polycom's proposed acquisition and debt financing.

    On Thursday, May 17, 2001, as the Company subsequently learned, the Polycom Board of Directors met to review the terms of the proposed transaction.
Messrs. Hagerty and Kourey reviewed the strategic rationale for the proposed transaction. Representatives of WSGR and Thomas Weisel Partners also participated in the meeting and responded to questions by the Polycom Board of Directors. Also on Thursday, May 17, 2001, Polycom and its legal, financial and accounting advisors commenced their due diligence investigation of the Company. This due diligence investigation continued through the signing of the definitive merger agreement on May 24, 2001.

    On Thursday, May 17, 2001, Mr. Jaffe and the Company's financial advisor met throughout the day with Polycom and its financial advisor to discuss the terms of the proposed acquisition and debt financing pending the proposed transaction. The Company and Ropes & Gray also attempted to finalize negotiations on a definitive merger agreement with the Alternative Purchaser. The Company held informal conference calls with various members of its Board of Directors throughout the day to keep them apprised of the status of discussions with Polycom and the Alternative Purchaser. Polycom and PictureTel and their respective legal and financial advisors continued to negotiate the term sheets relating to Polycom's proposed acquisition and debt financing.

    On the morning of Friday, May 18, 2001, the Alternative Purchaser notified Mr. Gaut and the Alternative Purchaser's legal counsel notified Ropes & Gray that the Alternative Purchaser was discontinuing its discussions with the Company regarding the proposed business combination transaction. The Board of Directors of the Company met to discuss the status of negotiations with the Alternative Purchaser as well as its ongoing negotiations with Polycom. The Board raised various concerns regarding the need for sufficient liquidity for the Company and discussed the terms of Polycom's acquisition proposal and debt financing generally. At this meeting, the Board of Directors authorized the Company to execute an exclusivity agreement with Polycom pursuant to which the Company would agree not to negotiate with other parties until after midnight on Friday, May 25, 2001. The Board agreed to reconvene on Sunday morning, May 19, 2001, to discuss the proposed transaction further. Mr. Jaffe, with the assistance of the Company's legal and financial advisors, continued to negotiate the terms of the proposed transaction with Polycom and its legal and financial advisors throughout the day. During the day, and in exchange for certain changes to other terms of the transaction, Polycom agreed to increase the proposed purchase price, provided that it could pay the purchase price with a combination of cash and Polycom stock.

    Throughout the day on Saturday, May 19 and Sunday, May 20, 2001, the Company, Polycom and their respective legal and financial advisors continued to meet in person and/or by telephone to discuss changes to the proposed terms of the acquisition and the debt financing. In particular, the parties also discussed appropriate mechanisms to retain key employees and the conditions on which the debt financing would be available to the Company and the terms of its conversion into Company common stock or repayment. On the morning of Sunday, May 20, the Company's Board of Directors convened an informal conference call to discuss the status of the negotiations with Polycom, including proposed changes to the amount and form of the consideration to be paid in the transaction.

    Between Monday, May 21 and Thursday, May 24, 2001, Polycom, the Company and their respective legal and financial advisors continued to negotiate the definitive documentation relating to the acquisition and debt financing. Among other matters, the parties discussed various liabilities that Polycom (or its acquisition subsidiary) would be assuming in connection with its acquisition of the Company, such as existing severance obligations, and negotiated the effect of those assumed liabilities on the purchase price. These discussions eventually resulted in a negotiated price per share of $3.11 in cash for the cash portion and a stock exchange ratio of 0.1177 of a share of Polycom common stock for the stock portion. Also during this period, Polycom and the Company continued their business and legal due diligence investigations of each other.

    On Monday, May 21, 2001, members of the Company's Board of Directors convened again by informal conference call to discuss the Alternative Purchaser's discontinuation of its discussions with PictureTel and to discuss the status of the negotiations with Polycom.

    Based on having concluded their negotiation of the term sheets relating to the proposed acquisition and debt financing, Polycom and the Company executed an exclusivity agreement on Tuesday, May 22, 2001, pursuant to which the Company agreed not to negotiate with other parties until after midnight on Friday, May 25, 2001.

    On Wednesday, May 23, 2001, Mr. Jaffe and the Company's financial advisor met in California with Polycom and its financial advisor to finalize their negotiation. Members of the Company's Board convened informally by conference call on May 22 and formally on May 23 with Mr. Jaffe, other members of the Company's management, Robertson Stephens and Ropes & Gray to discuss the status of negotiations with Polycom, the proposed merger agreement and related agreements, certain financial analyses and other related matters.

    On Thursday, May 24, 2001, the Company's Board of Directors met again to review the matters previously considered, including the financial and other terms of the Offer, the availability and amount of debt financing under the Merger Agreement, the historical market prices, recent trading activity and trading range of the Company's Common Stock, including the premium in the Offer as of the announcement date, the risks in consummating the transaction, the history of the net losses of the Company since 1997, the Company's recent need for restructurings and the financial condition, results of operation and cash flows of the Company, the results of earlier discussions with other companies and the results of the process undertaken by Robertson Stephens at the direction and on behalf of the Company to solicit third party indications of interest, the extensive arms-length negotiations with Polycom that resulted in the final Offer Price, the financial strength of Polycom, Polycom's agreement to make public statements relating to the Company's iPower PC architecture, the fact that the Company's shareholders will have a right to continue, through ownership of stock of Polycom, at least indirectly, in the growth of the Company's business, the risk factors associated with the business of Polycom, the current status of the industries and markets in which the Company competes and the expected increased level of competition, the terms and conditions of the Merger Agreement, including the provisions for a "fiduciary out" in the Merger Agreement and the determination of the termination fee and the terms and conditions of the related transaction documentation, at the recent Board meetings and on informal conference calls and to act on the proposed transaction. At such meeting, Mr. Jaffe and the Company's legal counsel presented the terms of the proposed transaction with Polycom. Also at such meeting, Robertson Stephens reviewed with the Board its financial analysis of the aggregate consideration offered and rendered to the Board its opinion as to the fairness, from a financial point of view and as of that date, of the aggregate consideration to be received in the transaction by the holders of Company Common Stock. Following discussion, the Board unanimously determined that the Offer, Merger and Merger Agreement are advisable, fair and in the best interest of the Company's shareholders and approved the terms of the Merger Agreement and authorized the execution of the Merger Agreement and related transaction documentation.

    On May 24, 2001, the Polycom Board of Directors met to discuss the proposed transaction terms and the results of Polycom's due diligence investigation. Representatives of WSGR, Thomas Weisel Partners and Morgan Stanley Dean
Witter & Co., who also acted as Polycom's financial advisors in this transaction, also participated. The Polycom Board of Directors unanimously approved the terms of the Merger Agreement and authorized the execution of the Merger Agreement and related transaction documentation.

    Following further discussions among representatives of the Company and Polycom to complete the definitive agreements, the parties executed the Merger Agreement in the early evening on Thursday, May 24, 2001. Promptly thereafter, Polycom and the Company issued a joint press release announcing the transaction which is included as Exhibit (a)(3) hereto, and incorporated herein by reference.

    From May 24, 2001 through June 14, 2001, the Company, Polycom and their respective legal advisors continue to negotiate and finalize the terms of the convertible note financing with the Company's senior lender and its counsel. On June 15, 2001, the Company and Polycom executed a note agreement and related documents and issued convertible notes to Polycom.

    On June 18, 2001 in accordance with the Merger Agreement, the Purchaser commenced the Offer.

    REASONS FOR THE COMPANY BOARD'S RECOMMENDATIONS; FACTORS CONSIDERED

    In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and approve and adopt the Merger Agreement and the Merger, the Board of Directors considered a number of factors including, but not limited to, the following:

1. The historical market prices, recent trading activity and trading range of the Company Common Stock, including the fact that the Offer Price (valued as of the day before announcement of the transaction) represents (i) a premium of approximately 44.3% over the $4.45 closing price of the Company Common Stock on NASDAQ on May 23, 2001, the last full trading day prior to the date of announcement of the Offer and the Merger and (ii) a premium of approximately 267% over the $1.75 trading price of the Company Common Stock on NASDAQ on April 4, 2001, the date in the last 12 months on which the shares of the Company Common Stock had their lowest trading price.

2. The history of net losses of the Company since 1997, the Company's recent need for restructurings, and the financial condition, results of operations and cash flows of the Company generally, including the Company's prospects as an independent company and the risks inherent in remaining independent, including competitive risks of increased levels of competition in the videoconferencing industry and the risks of operating in a loss position with negative cash flow in a market in which it is currently difficult to raise debt and equity capital.

3. The results of the earlier discussions with Polycom and/or others regarding a possible strategic alliance, business combination, acquisition or similar transaction with the Company and the results of the exploration by the Company of possible strategic alliance or "stand alone" opportunities for the Company as an ongoing independent, publicly held corporation, including its discussions with Polycom regarding the possible sale of the Company's videoconferencing products, but not services business and with several entities regarding the possible sale of its video conferencing hosting business.

4. The process undertaken by Robertson Stephens at the direction and on behalf of the Company to solicit third party indications of interest in the acquisition of all or a part of the Company in late 2000 and early 2001 and the fact that only two bidders submitted written acquisition proposals in connection with that process; the fact that the Company had actively negotiated a business combination with one of these bidders which later terminated its negotiations with the Company (and had never satisfactorily demonstrated its ability to finance its offer); and the fact that neither that bidder, nor any other party, presented the Company with an acquisition proposal that, taken as a whole, would be more favorable to the Company and its stockholders than the Offer and the Merger.

5. The extensive arms-length negotiations between the Company and Polycom that resulted in the final Offer Price per share.

6. The financial presentation of Robertson Stephens, including its opinion dated May 24, 2001 to the Company's Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, of the aggregate consideration to be received in the transaction by the holders of Company Common Stock, as more fully described below under the caption "Opinion of the Company's Financial Advisor."

7. Polycom's agreement to make public statements, which would be communicated to its sales force, stating that (i) its belief in the Company's iPower PC architecture was a significant factor in its decision to enter into the Merger Agreement with the Company and (ii) after the consummation of the Offer and the Merger, that Polycom intends to sell and support the Company's iPower PC based products, and to develop next generation appliance and PC products using the best features of the Viewstation and iPower PC platforms; Polycom's agreement to state in all press releases relating to the Merger Agreement or the Offer its belief that appliance and PC based architectures are needed to exploit pent up demand; and Polycom's agreement that it would not issue press releases or make other public statements, or give instructions to its sales force, in contravention of these obligations.

8. The fact that because only a portion of the consideration to be paid by Polycom in the Offer and the Merger is common stock, and because this common stock is of Polycom and not of the Company, that the Company's stockholders will no longer be entitled to share directly and entirely in the growth and performance of the Company, but that Company stockholders will nonetheless have the right to continue to share indirectly in the future growth and performance of the Company's business after the closing of the Offer and the Merger as a part of Polycom.

9. Because a portion of the consideration to be paid by Polycom in the Offer and the Merger is Polycom common stock, the Company's stockholders will be subject to the risks associated with being a stockholder of Polycom, as detailed in the Prospectus under the section headed "Risk Factors".

10. Polycom's willingness to provide the Company with debt financing, as further described in the Prospectus under the heading "Agreements Related to the Merger Agreement--Note Agreement," which would, in the view of the Company, provide it with sufficient liquidity pending the closing of the Offer and the Merger or, should the closing of the Offer not occur, to enable the Company to continue to operate as an independent company, including to be in a position to raise additional financing as may be appropriate at that time.

11. The current status of the industries in which the Company competes and the resources available to the Company's competitors, many of which are significantly larger than the Company.

12. The fact that Polycom's and the Purchaser's obligations under the Offer and the Merger are not subject to any financing condition, and the financial strength of Polycom.

13. The terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations and the limited ability of Polycom and the Purchaser to terminate the Offer or the Merger Agreement.

14. Polycom's agreement that as a means of retention the Company would grant options effective immediately prior to the closing of the Offer to purchase up to 5,500,000 shares of Company common stock to Company employees in amounts agreed to by Polycom, which Polycom would assume in the Merger.

15. The Merger Agreement provides that Polycom will cause the Company to honor the Company's obligations to indemnify the Company's directors and officers (except that the obligations of Polycom shall not extend to claims against the Company's officers and directors in connection with the SEC's investigation of the restatement of the financial reports of the Company in certain periods in 1997 and 1998), and will provide directors' and officers' liability insurance for a period of three years following the closing of the Merger, subject to certain limitations.

16. The Merger Agreement permits the Company's Board, in order to comply with its fiduciary duties, to furnish information and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal that the Company's Board reasonably concludes in good faith (after consultation with a financial advisor of nationally recognized reputation) constitutes a superior proposal and to withdraw its recommendation of the Offer and Merger in favor of an unsolicited superior acquisition proposal, subject to certain limitations.

17. The Merger Agreement requires the Company to keep Polycom informed of any acquisition proposal it receives, and give Polycom the opportunity to increase the Offer Price prior to terminating the Merger Agreement in connection with an unsolicited superior acquisition proposal.

18. The Merger Agreement permits the Company's Board, if required by its fiduciary duties to do so, to terminate the Merger Agreement in favor of an unsolicited superior acquisition proposal, subject to certain limitations, provided, that prior to and as a condition to such termination, the Company must pay Polycom a termination fee of $14.5 million, which represents 4% of the value of the consideration payable to stockholders of the Company in the Offer and Merger.

    The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors.

    (c) OPINION OF THE COMPANY'S FINANCIAL ADVISOR

    Robertson Stephens was retained by the Company to act as its financial advisor in connection with the proposed transaction. The Company selected Robertson Stephens based on its experience, expertise and reputation. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

    In connection with its engagement, the Company requested that Robertson Stephens evaluate the fairness, from a financial point of view, of the aggregate consideration to be received by the holders of Company Common Stock in the transaction. On May 24, 2001, at a meeting of the Board of Directors held to evaluate the proposed transaction, Robertson Stephens delivered to the Company's Board an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated May 24, 2001, to the effect that, as of that date and based on and subject to the assumptions made, matters considered and limitations on the review undertaken, the aggregate consideration to be received in the transaction by the holders of Company Common Stock was fair, from a financial point of view, to such holders. For purposes of Robertson Stephens' opinion, "holders of Company Common Stock" is defined as all holders of Company Common Stock other than Polycom, Purchaser and any of their respective affiliates and other than any holders of Company Common Stock as to which dissenters' rights have been properly exercised.

    The consideration payable in the transaction was determined through negotiations between the management of the Company and Polycom. Although Robertson Stephens assisted the Company's management in those negotiations, it was not asked by, and did not recommend to, the Company that any specific consideration constituted the appropriate consideration for the transaction. Except as otherwise described herein, no other instructions or limitations were imposed by the Board of Directors on Robertson Stephens with respect to the investigations made or procedures followed by it in furnishing its opinion.

    THE FULL TEXT OF ROBERTSON STEPHENS' OPINION, WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX A AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF COMPANY COMMON STOCK ARE URGED TO READ THE OPINION OF ROBERTSON STEPHENS IN ITS ENTIRETY. THE OPINION OF ROBERTSON STEPHENS WAS PREPARED FOR THE INFORMATION OF THE BOARD OF DIRECTORS IN ITS CONSIDERATION OF THE TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY WHETHER OR NOT TO TENDER SHARES OF COMPANY COMMON STOCK IN THE OFFER OR, IF REQUIRED, HOW TO VOTE, OR WHETHER OR NOT TO TAKE ANY ACTION, ON MATTERS RELATING TO THE TRANSACTION. THE OPINION OF ROBERTSON STEPHENS DOES NOT ADDRESS THE RELATIVE MERITS OF THE TRANSACTION OR OTHER BUSINESS STRATEGIES THAT THE BOARD OF DIRECTORS HAD CONSIDERED OR MAY HAVE BEEN CONSIDERING, AND DOES NOT ADDRESS THE DECISION OF THE BOARD OF DIRECTORS TO PROCEED WITH THE TRANSACTION. THE SUMMARY OF THE OPINION OF ROBERTSON STEPHENS INCLUDED IN THIS
SCHEDULE 14D-9 IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION OF ROBERTSON STEPHENS ATTACHED AS ANNEX A.

    The opinion of Robertson Stephens is limited to the fairness, from a financial point of view and as of the date of the opinion, of the aggregate consideration to be received by the holders of Company Common Stock in the proposed transaction. Robertson Stephens did not express any opinion as to the value of any employee agreement or other arrangement entered into in connection with the transaction, any tax or other consequences that might result from the transaction or what the value of Polycom common stock will be when issued to the Company's stockholders in the transaction or the price at which the shares of Polycom common stock that are issued in the transaction may be traded in the future. The opinion of Robertson Stephens also did not take into account the particular tax status or position of any stockholder of the Company. In furnishing its opinion, Robertson Stephens was not engaged as an agent or fiduciary of the Company's stockholders or any other third party. Robertson Stephens' opinion also did not address any legal or accounting matters, as to which the Company obtained advice as it deemed necessary from qualified professionals.

    In arriving at its opinion, Robertson Stephens:

    - reviewed certain publicly available financial statements and other business and financial information of the Company and Polycom;

    - reviewed certain internal financial statements and other financial and operating data, including financial forecasts and other forward looking information, concerning the Company and Polycom as prepared by the managements of the Company and Polycom;

    - reviewed with the Company and Polycom publicly available estimates of research analysts relating to the Company and Polycom;

    - held discussions with the managements of the Company and Polycom concerning the businesses, past and current operations, financial condition and future prospects of the Company and Polycom, independently and combined, including discussions with the managements of the Company and Polycom concerning the potential cost savings and other synergies that are expected by the managements of the Company and Polycom to result from the transaction as well as their views regarding the strategic rationale for the transaction;

    - reviewed the financial terms and conditions contained in the Merger Agreement;

    - reviewed the stock prices and trading history of Company Common Stock and Polycom common stock;

    - compared the financial performance of the Company and Polycom and the prices and trading activity of Company Common Stock and Polycom common stock with that of other publicly traded companies generally comparable to the Company and Polycom;

    - compared the financial terms of the transaction with the financial terms, to the extent publicly available, of other transactions that Robertson Stephens deemed relevant;

    - reviewed the potential pro forma impact of the transaction on Polycom's revenue and cash earnings per share;

    - reviewed the relative contributions of the Company and Polycom to the combined company;

    - participated in discussions and negotiations among representatives of the Company and Polycom and their advisors;

    - solicited, at the direction of the Company, third party indications of interest in the acquisition of all or a part of the Company; and

    - made other studies and inquiries, and reviewed other data, as Robertson Stephens deemed relevant.

    In its review and analysis, and in arriving at its opinion, Robertson Stephens assumed and relied on the accuracy and completeness of all of the financial and other information provided to it or publicly available, including information furnished to Robertson Stephens orally or otherwise discussed with Robertson Stephens by the managements of the Company and Polycom, and Robertson Stephens did not assume responsibility for verifying any of the information. Robertson Stephens relied on the assurances of the managements of the Company and Polycom that they were not aware of any facts that would make the information inaccurate or misleading. In addition, Robertson Stephens did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of any of the properties, assets or liabilities, contingent or otherwise, of the Company or Polycom, and Robertson Stephens was not furnished with any evaluation or appraisal.

    With respect to the financial forecasts and the underlying assumptions and bases for the Company and Polycom that Robertson Stephens reviewed, including projections regarding the operations of the combined company after the transaction, Robertson Stephens assumed that the forecasts and projections were reasonably prepared in good faith on the basis of reasonable assumptions and reflected the best currently available estimates and judgments of the managements of the Company and Polycom as to the future financial condition and performance of the Company and Polycom. Robertson Stephens assumed that the projections and forecasts would be realized in the amounts and in the time periods estimated by the managements of the Company and Polycom. Robertson Stephens also assumed that the transaction would be consummated on the terms contained in the Merger Agreement without material alteration, including that the Merger would be accounted for as a "purchase method" business combination in accordance with U.S. generally accepted accounting principles, commonly referred to as GAAP. In addition, Robertson Stephens assumed that the historical financial statements of each of the Company and Polycom reviewed by Robertson Stephens were prepared and fairly presented in accordance with U.S. GAAP consistently applied.

    The opinion of Robertson Stephens is necessarily based on market, economic and other conditions as in effect on, and information made available to Robertson Stephens as of, the date of its opinion. It should be understood that subsequent developments may affect the conclusion expressed in the opinion of Robertson Stephens and that Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any matter affecting the opinion which may come or be brought to the attention of Robertson Stephens after the date of its opinion.

    In preparing its opinion, Robertson Stephens performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a comprehensive description of all analyses and factors considered by Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, preparation of a fairness opinion is not readily susceptible to summary description. Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Robertson Stephens is based on all analyses and factors taken as a whole and also on application of the experience and judgment of Robertson Stephens, which conclusion may involve significant elements of subjective judgment and qualitative analysis. Robertson Stephens therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analyses it performed.

    In performing its analyses, Robertson Stephens considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company and Polycom. No company, transaction or business used in those analyses as a comparison is identical to the Company, Polycom or the proposed transaction, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the transaction, public trading or other values of the companies, business segments or transactions analyzed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results, which may be significantly more or less favorable than those suggested by the analyses. Accordingly, analyses relating to the value of a business do not necessarily purport to be appraisals or to reflect the prices at which a business actually may be purchased.

INTRODUCTION

    The following is a summary of the material financial analyses performed by Robertson Stephens in connection with rendering its opinion. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND THE FINANCIAL ANALYSES OF ROBERTSON STEPHENS, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF THE FINANCIAL ANALYSES OF ROBERTSON STEPHENS.

THE COMPANY

SELECTED COMPANY ANALYSIS.

    Using publicly available information, Robertson Stephens analyzed the market values and trading multiples of the Company and the following 13 publicly traded companies in the videoconferencing endpoints and videoconferencing services industries:

VIDEOCONFERENCING ENDPOINTS

- Sony Corporation
- NEC Corporation
- Avaya Inc.
- Polycom
- Tandberg asa

- Avistar Communications Corporation
- First Virtual Communications, Inc.
- Video Network Communications, Inc.
- VCON Telecommunications Ltd.
- RSI Systems, Inc.

VIDEOCONFERENCING SERVICES

- VTEL Corporation
- Wire One Technologies, Inc.
- National TechTeam, Inc.

Robertson Stephens compared enterprise values, calculated as market capitalization, plus debt and outstanding preferred stock, less cash and cash equivalents, as multiples of latest 12 months and estimated calendar 2001 revenue and gross profit. Robertson Stephens then applied a range of selected multiples of latest 12 months and, as applicable, estimated calendar 2001 revenue and gross profit derived from the selected companies to corresponding financial data of the Company. All multiples were based on closing stock prices on May 22, 2001. Multiples for the selected companies were based on publicly available research analysts' estimates and multiples for the Company were based on internal estimates of the Company's management. This analysis indicated the following implied per share equity reference range for the Company, as compared to the per share equity value for the Company implied by the aggregate consideration payable in the transaction based on the cash portion of the consideration and, in the case of the stock portion of the consideration, the exchange ratio and the closing price of Polycom common stock on May 22, 2001 and the five-day average closing price of Polycom common stock for the period ended May 22, 2001:

                                                 IMPLIED PER SHARE EQUITY
                                  VALUE FOR THE COMPANY BASED ON AGGREGATE CONSIDERATION
                                         AND CLOSING PRICE OF POLYCOM COMMON STOCK
                                  -------------------------------------------------------
   IMPLIED PER SHARE EQUITY                                         FIVE-DAY AVERAGE
REFERENCE RANGE FOR THE COMPANY          MAY 22, 2001              ENDED MAY 22, 2001
-------------------------------          ------------              ------------------
       $4.95 - $6.48                        $6.54                        $6.07

SELECTED TRANSACTIONS ANALYSIS.

    Using publicly available information, Robertson Stephens analyzed the transaction value multiples paid or proposed to be paid in the following 17 selected transactions in the videoconferencing endpoints and hardware services industries:

VIDEOCONFERENCING ENDPOINTS

                      ACQUIROR                                                   TARGET
                      --------                                                   ------
-          First Virtual Communications, Inc.               -          CUseeME Networks, Inc.
-          Siemens Aktiengesellschaft                       -          Efficient Networks, Inc.
-          Logitech International S.A.                      -          Labtec Inc.
-          Planar Systems, Inc.                             -          AllBrite Technologies, Inc.
-          Minnesota Mining and Manufacturing Company       -          Micro Touch Systems, Inc.
-          GN Netcom, Inc.                                  -          Hello Direct, Inc.
-          Hubbell Incorporated                             -          GAI-Tronics Corporation
-          Clarent Corporation                              -          ACT Networks, Inc.
-          InFocus Corporation                              -          Proxima Corporation
-          Sage, Inc.                                       -          Faroudja, Inc.
-          Polycom                                          -          ViaVideo Communications
-          VTEL Corporation                                 -          Compression Labs, Incorporated

HARDWARE SERVICES

                     ACQUIROR                                                   TARGET
                     --------                                                   ------
-          Genesys S.A.                                   -          Vialog Corporation
-          Welsh Carson Anderson & Stowe                  -          BancTec, Inc.
-          Genesys S.A.                                   -          Williams Conferencing, a division of
                                                                     Williams Communications, Inc.
-          Getronics NV                                   -          Wang Laboratories, Inc.
-          Decision Servcom, Inc.                         -          Intelogic Trace, Inc.

Robertson Stephens compared transaction values as multiples of latest 12 months revenue and gross profits. Robertson Stephens then applied a range of selected multiples of latest 12 months revenue and gross profit derived from the selected transactions to corresponding financial data of the Company. All multiples for the selected transactions were based on financial information available at the time of the relevant transaction. This analysis indicated the following implied per share equity reference range for the Company, as compared to the per share equity value for the Company implied by the aggregate consideration payable in the transaction based on the cash portion of the consideration and, in the case of the stock portion of the consideration, the exchange ratio and the closing price of Polycom common stock on May 22, 2001 and the five-day average closing price of Polycom common stock for the period ended May 22, 2001:

                                                 IMPLIED PER SHARE EQUITY
                                  VALUE FOR THE COMPANY BASED ON AGGREGATE CONSIDERATION
                                         AND CLOSING PRICE OF POLYCOM COMMON STOCK
                                  -------------------------------------------------------
   IMPLIED PER SHARE EQUITY                                         FIVE-DAY AVERAGE
REFERENCE RANGE FOR THE COMPANY          MAY 22, 2001              ENDED MAY 22, 2001
-------------------------------          ------------              ------------------
       $4.93 - $6.45                        $6.54                        $6.07

PREMIUMS ANALYSIS.

    Robertson Stephens analyzed the premiums paid in domestic tender and exchange offers announced since May 3, 2000 with transaction values between $100 million and $500 million. The premiums paid in the selected transactions were calculated based on the target company's stock price one day, one week and one month prior to public announcement of the transaction. Robertson Stephens then applied a range of selected premiums derived from the selected transactions to the closing prices of Company Common Stock one day, one week and one month prior to public announcement of the transaction. This analysis indicated the following implied per share equity reference range for the Company, as compared to the per share equity value for the Company implied by the aggregate consideration payable in the transaction based on the cash consideration portion of the consideration and, in the case of the stock portion of the consideration, the exchange ratio and the closing price of Polycom common stock on May 22, 2001 and the five-day average closing price of Polycom common stock for the period ending May 22, 2001:

                                                 IMPLIED PER SHARE EQUITY
                                  VALUE FOR THE COMPANY BASED ON AGGREGATE CONSIDERATION
                                         AND CLOSING PRICE OF POLYCOM COMMON STOCK
                                  -------------------------------------------------------
   IMPLIED PER SHARE EQUITY                                         FIVE-DAY AVERAGE
REFERENCE RANGE FOR THE COMPANY          MAY 22, 2001              ENDED MAY 22, 2001
-------------------------------          ------------              ------------------
       $5.69 - $6.29                        $6.54                        $6.07

POLYCOM

SELECTED COMPANIES ANALYSIS.

    Using publicly available information, Robertson Stephens analyzed the market values and trading multiples of Polycom and the following 10 publicly traded companies in the telecommunications endpoints industry:

- Cisco Systems, Inc.

- Sony Corporation

- NEC Corporation

- Avaya Inc.

- 3COM Corporation

- the Company

- Tandberg asa

- Gentner Communications Corporation

- Avistar Communications Corporation

- VCON Telecommunications Ltd.

Robertson Stephens compared market values as a ratio of latest 12 months and estimated calendar 2001 price to earnings, commonly referred to as P/E ratio, and latest book value, and enterprise values as multiples of latest 12 months and estimated calendar year 2001 revenue, earnings before interest, taxes, depreciation and amortization, commonly known as EBITDA, and earnings before interest and taxes, commonly referred to as EBIT. All multiples were based on closing stock prices on May 22, 2001. Multiples for the selected companies were based on publicly available research analysts' estimates and multiples for Polycom were based on internal estimates of Polycom's management. This analysis indicated the following implied multiples for the selected companies, as compared to the multiples implied for Polycom based on the closing price of Polycom common stock on May 22, 2001:

                                                           IMPLIED MULTIPLES OF SELECTED
                                                      TELECOMMUNICATIONS ENDPOINTS COMPANIES
                                               -----------------------------------------------------
LATEST 12 MONTHS:                                LOW            MEAN          MEDIAN          HIGH         POLYCOM
-----------------                                ---            ----          ------          ----         -------
Revenue                                           0.1x           2.2x           1.2x           7.2x           6.1x
EBITDA                                            8.2           13.3           10.1           24.6           26.2
EBIT                                             12.4           29.6           30.0           45.8           29.4
P/E Ratio                                        19.8           39.8           33.9           65.9           45.3
Book Value                                        0.1            5.0            4.8           13.8            5.0

                                                           IMPLIED MULTIPLES OF SELECTED
                                                      TELECOMMUNICATIONS ENDPOINTS COMPANIES
                                               -----------------------------------------------------
ESTIMATED CALENDAR YEAR 2001:                    LOW            MEAN          MEDIAN          HIGH         POLYCOM
-----------------------------                    ---          --------       --------       --------       --------
Revenue                                           0.1x           2.5x           1.3x           9.4x           4.8x
EBITDA                                           11.7           14.6           13.8           18.2           20.4
EBIT                                              9.8           20.3           20.5           31.6           24.4
P/E Ratio                                        12.3           31.7           23.1           68.4           34.6

ACCRETION/DILUTION ANALYSIS.

    Robertson Stephens analyzed the potential pro forma effect of the transaction on Polycom's estimated revenue per share and cash earnings per share for calendar year 2001. Based on the aggregate consideration, this analysis indicated that the transaction could be accretive to Polycom's estimated revenue per share, and dilutive to Polycom's estimated cash earnings per share, for calendar year 2001. The actual results achieved by the combined company may vary from projected results and the variations may be material.

OTHER FACTORS

    In rendering its opinion, Robertson Stephens also reviewed and considered, among other things:

- the history of trading prices and volume for Company Common Stock and Polycom common stock;

- the relationship between movements in Company Common Stock, movements in the common stock of selected companies in the videoconferencing endpoints and videoconferencing services industries and movements in the NASDAQ, and the relationship between movements in Polycom common stock, movements in the common stock of selected companies in the telecommunications endpoints industry and movements in the NASDAQ;

- the relative contributions of the Company and Polycom to various operational metrics of the combined company for fiscal year 2001 based on internal estimates of the managements of the Company and Polycom; and

- selected published analysts' reports on the Company and Polycom, including, in the case of the Company, analysts' estimates as to the earnings per share of the Company.

    (d) INTENT TO TENDER. Each of the directors and executive officers of the Company have executed a Tender Offer and Voting Agreement dated May 24, 2001 pursuant to which, among other things, such individuals, solely in their capacities as shareholders, have agreed to tender their shares in the Offer. A summary of the terms of the Tender Offer and Voting Agreement is incorporated by this reference to the section of the Prospectus titled "Agreements related to the Merger Agreement--PictureTel Voting and Tender Agreements." Such Prospectus is filed as Exhibit (a)(4) to this Statement. The summary is qualified in its entirety by reference to the Tender Offer and Voting Agreement, a copy of which is filed as Exhibit (e)(4) to this Statement. The foregoing does not include any shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

    After reasonable inquiry, the Company believes that its affiliates currently intend to tender their shares in the Offer.

ITEM 5. PERSON, RETAINED, EMPLOYED, COMPENSATED OR USED.

    The Company has agreed to pay Robertson Stephens for its financial advisory services upon completion of the transaction an aggregate fee based on the total consideration, including debt assumed, payable in the transaction. It is currently estimated that the aggregate fee payable to Robertson Stephens will be approximately $5 million. If the transaction is not completed, the Company has agreed to pay Robertson Stephens customary fees in connection with certain services provided by Robertson Stephens. The Company also has agreed to reimburse Robertson Stephens for its out-of-pocket expenses, including legal fees, and to indemnify and hold harmless Robertson Stephens and its affiliates and each of their respective affiliates, directors, officers, agents, advisors, consultants, employees, and controlling persons for certain losses, claims, damages, expenses and liabilities, relating to or arising out of services provided by Robertson Stephens as financial advisor to the Company.

    Robertson Stephens maintains a market in shares of Polycom common stock. Robertson Stephens may actively trade the securities of the Company and Polycom for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.

    Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the transaction.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except as described in the next paragraph, no transactions in shares of Company Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

    On June 15, 2001, Polycom purchased the Notes from the Company, each of which is convertible into Company Common Stock. A summary of the terms of the Notes, including the conversion feature, is incorporated by reference herein from the section of the Prospectus titled "Agreements Related to the Merger Agreement--Note Agreement" which is filed as Exhibit (a)(4) to this Statement.

    On or before May 21, 2001, Intel Corporation converted all of its outstanding shares of Series A and B Preference Stock. According to a
Schedule 13D/A filed by Intel Corporation, Intel sold 700,000 shares of Common Stock in multiple open market transactions for cash between May 9, 2001 and May 11, 2001 at prices ranging from $4.05 to $4.35 per share. Intel sold an additional 1,321,000 shares of Common Stock in multiple open market transactions for cash between May 14, 2001 and May 22, 2001 at prices ranging from $4.00 to $4.59 per share.

    According to a Schedule 13G/A filed by State of Wisconsin Investment Board ("SWIB") on June 8, 2001, SWIB holds 4,611,900 shares of Company Common Stock, which indicates that a disposition of 4,510,100 shares of Company Common Stock has occurred.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

    THE COMPANY RIGHTS AGREEMENT.

    Each Right issued pursuant to the Company Rights Agreement entitles the registered holder thereof to purchase under some circumstances one one-hundredth of a share of the Company's Junior Preference Stock at an exercise price of $180 per one one-hundreth of a share of Junior Preference Stock, subject to adjustment. On (1) the earlier of (a) the 15th business day following the date which is the later of (i) the date of the first public announcement that a person or group of affiliated or associated person (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Company Common Stock or (ii) the date on which an executive officer of the Company has such actual knowledge or (b) the 15th business day following the commencement of (including when such offer is first published or sent), a tender offer or exchange offer the consummation of which would result in that person becoming the beneficial owner of 15% or more of the then outstanding shares of Company Common Stock or (2) such later date which is on or after April 7, 1992 as may be determined by a majority of the directors of the Company who were directors prior to the time a person became an Acquiring Person and who are not an affiliate of such Acquiring Person or who were nominated for a term of office by such directors (the later of such dates being the "Distribution Date"), the Rights become exercisable. After any person becomes an Acquiring Person, each holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to receive, in lieu of one one-hundreth of a share of Company Junior Preference Stock, such number of shares of Company Common Stock as shall equal the result obtained by multiplying an amount equal to the then current purchase price by an amount equal to the number of one one-hundredths of a share of Junior Preference Stock for which the Rights were or would have been exercisable immediately prior to the first occurrence of any such event whether or not the Rights were then exercisable, and dividing that product by 50% of the current market price per share of the Company Common Stock determined as of the date of such first occurrence. Upon the vote of a majority of the directors of the Company who were directors prior to the time of a person becoming an Acquiring Person and who are not an affiliate of an Acquiring Person or who were nominated for a term of office by such directors, the Rights may be redeemed at a price of $.01 per Right at any time prior to March 25, 2002 or the date of the closing of the tender offer in accordance with the terms of the Merger Agreement.

    The Company and Fleet National Bank (f/k/a BankBoston, N.A., f/k/a First National Bank of Boston), as rights agent under the Company Rights Agreement, amended the Company Rights Agreement as of May 24, 2001 to provide, among other things that (i) Polycom and its affiliates will not be considered an Acquiring Person under the Company Rights Agreements solely to the extent that Polycom becomes the beneficial owner of 15% or more of the shares of the Company Common Stock by reason of the execution of, or the consummation of the transactions contemplated by, the Merger Agreement or the Company Tender and Voting Agreements, (ii) the expiration date of the Company Rights Agreement will be the earlier of March 25, 2002 or the date of the closing of the tender offer in accordance with the terms of the Merger Agreement, and (iii) no holder of any Right will be entitled to exercise such Right or be entitled to any Right pursuant to the Company Rights Agreement by reason of the execution of the Merger Agreement or Company Tender and Voting Agreements so long as the Merger Agreement has not been terminated. In addition, the Board of Directors voted on May 24, 2000 to provide that the "Distribution Date" will be such date as later may be determined by the Board of Directors, PROVIDED that, so long as Polycom and its affiliates are the only Acquiring Person, such date will not be before the termination of the Merger Agreement.

    SECTION 14(F) INFORMATION STATEMENT. The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's shareholders.

ITEM 9. EXHIBITS.

    The following Exhibits are filed herewith:

     EXHIBIT NO.                                DESCRIPTION
---------------------                           -----------
(a)(1)                  Letter to Shareholders of the Company, dated June 15, 2001.
(a)(2)                  Opinion of Robertson Stephens, Inc., dated May 24, 2001
                        (included as Annex A to this Statement).
(a)(3)                  Joint Press Release issued by Polycom and the Company on May
                        24, 2001 (incorporated by reference to Form 425 filed by
                        Polycom on May 25, 2001).
(a)(4)                  Prospectus relating to Polycom shares to be issued in the
                        Offer and the Merger dated June 18, 2001 included in the
                        Polycom Registration Statement on Form S-4 filed on
                        June 18, 2001.
(a)(5)                  Letter of Transmittal (incorporated by reference to Exhibit
                        (a)(2) of the Polycom Schedule TO filed on June 18, 2001).
(e)(1)                  Agreement and Plan of Merger, dated as of May 24, 2001,
                        among Polycom, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Polycom Registration
                        Statement on Form S-4 filed on June 18, 2001).
(e)(2)                  Confidentiality Agreement, dated as of March 7, 2001, among the Company and Polycom (incorporated by reference to
                        Exhibit 99.20 of the Polycom Registration Statement on
                        Form S-4 filed June 18, 2001).
(e)(3)                  The Information Statement of the Company, dated June 18,
                        2001 (included as Annex B to this Statement).
(e)(4)                  Voting and Tender Agreements, dated as of May 24, 2001, by and among Polycom and certain stockholders of the Company
                        (incorporated by reference to Exhibit 2.2 of the Polycom
                        Registration Statement on Form S-4 filed on June 18, 2001).
(e)(5)                  Affiliate Agreements, dated as of May 24, 2001 by and among
                        Polycom and certain stockholders of the Company
                        (incorporated by reference to Exhibit 2.3 to Polycom's
                        Registration Statement on Form S-4 filed on June 18, 2001).
(e)(6)                  Note Agreement dated as of June 15, 2001, between the
                        Company and Polycom (incorporated by reference to Exhibit
                        10.1 of the Polycom Registration Statement on Form S-4 filed
                        June 18, 2001)
(e)(7)                  Series A Senior Convertible Note due 2003 dated June 15,
                        2001 of the Company (incorporated by reference to Exhibit
                        99.6 of the Polycom Registration Statement on Form S-4 filed
                        June 18, 2001).
(e)(8)                  Series B Senior Convertible Note due 2005 dated June 15,
                        2001 of the Company (incorporated by reference to Exhibit
                        99.7 of the Polycom Registration Statement on Form S-4 filed
                        June 18, 2001)
(e)(9)                  Registration Rights Agreement between the Company and
                        Polycom dated June 15, 2001 (incorporated by reference to
                        Exhibit 10.2 of the Polycom Registration Statement on Form
                        S-4 filed June 18, 2001)
(e)(10)                 Amended and Restated Executive Officer Change in Control
                        Agreement between the Company and Norman Gaut (incorporated by reference to Exhibit 99.10 of the Polycom Registration
                        Statement on Form S-4 filed June 18, 2001).
(e)(11)                 Amended and Restated Executive Officer Change in Control
                        Agreement between the Company and Lewis Jaffe (incorporated by reference to Exhibit 99.14 of the Polycom Registration
                        Statement on Form S-4 filed June 18, 2001).
(e)(12)                 Amended and Restated Executive Officer Change in Control
                        Agreement between the Company and Dalton Edgecomb
                        (incorporated by reference to Exhibit 99.13 of the Polycom
                        Registration Statement on Form S-4 filed June 18, 2001).
(e)(13)                 Amended and Restated Executive Officer Change in Control
                        Agreement between the Company and Jonathan Kosheff
                        (incorporated by reference to Exhibit 99.11 of the Polycom
                        Registration Statement on Form S-4 filed June 18, 2001).
(e)(14)                 Amended and Restated Executive Officer Change in Control
                        Agreement between the Company and Edward Semonite
                        (incorporated by reference to Exhibit 99.12 of the Polycom
                        Registration Statement on Form S-4 filed June 18, 2001).

     EXHIBIT NO.                                DESCRIPTION
---------------------                           -----------
(e)(15)                 Amended and Restated Executive Officer Change in Control
                        Agreement between the Company and David Snow (incorporated by reference to Exhibit 99.9 of the Polycom Registration
                        Statement on Form S-4 filed June 18, 2001).
(e)(16)                 Amended and Restated Executive Officer Change in Control
                        Agreement between the Company and Amit Akkad (incorporated by reference to Exhibit 99.8 of the Polycom Registration
                        Statement on Form S-4 filed June 18, 2001).
(e)(17)                 Siren Wideband Audio Codec License Agreement among
                        PictureTel Technology Corp., the Company and Polycom, Inc.
                        (incorporated by reference to Exhibit 99.16 of the Polycom
                        Registration Statement on Form S-4 filed June 18, 2001).
(e)(18)                 Voting Agreement dated June 15, 2001 between Polycom and the
                        Company (incorporated by reference to Exhibit 99.21 of the
                        Polycom Registration Statement on Form S-4 filed June 18,
                        2001).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       PICTURETEL CORPORATION

                                                       By:  /s/ LEWIS JAFFE
                                                            -----------------------------------------
                                                            Name: Lewis Jaffe
                                                            Title: President & COO

                                                            Dated: June 18, 2001

                                                                         ANNEX A

                    [LETTERHEAD OF ROBERTSON STEPHENS, INC.]

                                  May 24, 2001

Board of Directors
PictureTel Corporation
100 Minuteman Road
Andover, Massachusetts 01810

Members of the Board:

    We understand that PictureTel Corporation ("PictureTel"), Polycom, Inc. ("Polycom") and Pharaoh Acquisition Corp., a wholly owned subsidiary of Polycom ("Merger Sub"), are proposing to enter into an Agreement and Plan of Merger, dated as of May 24, 2001 (the "Agreement"), which will provide, among other things, for the Transaction (as such term is defined below). Under the terms, and subject to the conditions, set forth in the Agreement, (i) Merger Sub will commence an exchange offer (the "Offer") to purchase all outstanding shares of the common stock, par value $0.01 per share, of PictureTel ("PictureTel Common Stock") at a price per share equal to (x) $3.11, net to the seller in cash and
(y) 0.1177 of a share of the common stock, par value $0.0005 per share, of Polycom ("Polycom Common Stock" and, the price per share specified in (x) and (y), collectively, the "Consideration") and (ii) following consummation of the Offer, Merger Sub will be merged with and into PictureTel (the "Merger" and, together with the Offer, the "Transaction") pursuant to which PictureTel will become a wholly owned subsidiary of Polycom and each outstanding share of PictureTel Common Stock not tendered in the Offer will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are set out more fully in the Agreement.

    You have asked us whether, in our opinion, the Consideration to be received by the "Holders of PictureTel Common Stock" in the Transaction is fair from a financial point of view and as of the date hereof to the Holders of PictureTel Common Stock. For purposes of our opinion, the term "Holders of PictureTel Common Stock" is defined as all holders of PictureTel Common Stock other than Polycom, Merger Sub and any of their respective affiliates and other than any holders of shares of PictureTel Common Stock as to which dissenters' rights have been properly exercised ("Dissenting Shares").

    For purposes of this opinion we have, among other things:

    (i) reviewed certain publicly available financial statements and other business and financial information of PictureTel and Polycom, respectively;

    (ii) reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning PictureTel and Polycom as prepared by their respective managements;

   (iii) reviewed with PictureTel and Polycom certain publicly available estimates of research analysts relating to PictureTel and Polycom;

    (iv) held discussions with the respective managements of PictureTel and Polycom concerning the businesses, past and current operations, financial condition and future prospects of both PictureTel and Polycom, independently and combined, including discussions with the managements of PictureTel and Polycom concerning the potential cost savings and other synergies that are expected by the managements of PictureTel and Polycom to result from the Transaction as well as their views regarding the strategic rationale for the Transaction;

    (v) reviewed the financial terms and conditions set forth in the Agreement;

Board of Directors
PictureTel Corporation
May 24, 2001
Page 2

    (vi) reviewed the stock prices and trading history of PictureTel Common Stock and Polycom Common Stock;

   (vii) compared the financial performance of PictureTel and Polycom and the prices and trading activity of PictureTel Common Stock and Polycom Common Stock with that of certain other publicly traded companies generally comparable to PictureTel and Polycom, respectively;

  (viii) compared the financial terms of the Transaction with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

    (ix) reviewed the potential pro forma impact of the Transaction on Polycom's revenue and cash earnings per share;

    (x) reviewed the relative contributions of PictureTel and Polycom to the combined company;

    (xi) participated in discussions and negotiations among representatives of PictureTel and Polycom and their advisors;

   (xii) solicited, at the direction of PictureTel, third party indications of interest in the acquisition of all or a part of PictureTel; and

  (xiii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

    In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the managements of PictureTel and Polycom) or publicly available and have not assumed responsibility for verifying any of such information. We have relied upon the assurances of the managements of PictureTel and Polycom that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of PictureTel or Polycom, nor were we furnished with any suchevaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for Polycom and PictureTel (including projections with respect to the operations of the combined company following the Transaction) that we have reviewed, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the managements of Polycom and PictureTel, respectively, as to the future financial condition and performance of PictureTel and Polycom, respectively, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement without material alteration thereof, including, among other things, that the Merger will be accounted for as a "purchase method" business combination in accordance with U.S. generally accepted accounting principles ("GAAP"). In addition, we have assumed that the historical financial statements of each of PictureTel and Polycom reviewed by us have been prepared and fairly presented in accordance with U.S. GAAP consistently applied.

    This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness,

Board of Directors
PictureTel Corporation
May 24, 2001
Page 3

from a financial point of view and as of the date hereof, to the Holders of PictureTel Common Stock of the Consideration to be received in the Transaction. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Transaction, (ii) any tax or other consequences that might result from the Transaction or (iii) what the value of Polycom Common Stock will be when issued to PictureTel's stockholders pursuant to the Transaction or the price at which the shares of Polycom Common Stock that are issued pursuant to the Transaction may trade in the future. Our opinion does not address the relative merits of the Transaction and the other business strategies that PictureTel's Board of Directors has considered or may be considering, nor does it address the decision of PictureTel's Board of Directors to proceed with the Transaction. In addition, our opinion does not address any legal or accounting matters, as to which we understand that PictureTel obtained such advice as it deemed necessary from qualified professionals.

    We are acting as financial advisor to PictureTel in connection with the Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. In addition, PictureTel has agreed to indemnify us for certain liabilities that may arise out of our engagement. We maintain a market in the shares of Polycom Common Stock. In the ordinary course of business, we may trade in the securities of PictureTel and Polycom for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in the securities of PictureTel and Polycom.

    Our opinion expressed herein is provided for the information of the Board of Directors of PictureTel in connection with its evaluation of the Transaction. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of PictureTel whether or not to tender shares of PictureTel Common Stock in the Offer or, if required, how to vote, or whether or not to take any action, with respect to the Transaction.

    Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair to the Holders of PictureTel Common Stock from a financial point of view.

                                          Very truly yours,

                                          /s/ ROBERTSON STEPHENS, INC.

                                          ROBERTSON STEPHENS, INC.

                                                                         ANNEX B

                             PICTURETEL CORPORATION
                               100 MINUTEMAN ROAD
                               ANDOVER, MA 01810

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about June 18, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of PictureTel Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Polycom, Inc. ("Polycom"), to a majority of seats on the Board of Directors (the "Board of Directors") of the Company.

    On May 24, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Polycom and Pharaoh Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Polycom, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of the common stock, par value $.01 per share, of the Company (the "Company Common Stock"), including the associated share purchase rights (the "Company Rights," and together with the Company Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of March 25, 1992, as amended from time to time, at a price per Share of
(i) $3.11, net to the seller in cash (the "Cash Portion") and (ii) 0.1177 of a share of common stock, $0.0005 par value per share, of Polycom (the "Stock Portion" and together with the Cash Portion, the "Offer Price"), upon the terms and conditions set forth in the Prospectus, dated June 18, 2001, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Prospectus and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser and Polycom with the Securities and Exchange Commission (the "Commission") on June 18, 2001. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Polycom. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Polycom, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by shareholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Sections 262 of the DGCL) will be converted into the right to receive the Offer Price or any greater amount per Share paid pursuant to the Offer.

    The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B, which was filed by the Company with the Commission on June 18, 2001 and which is being mailed to shareholders of the Company along with this Information Statement.

    Information set forth herein related to Polycom, the Purchaser or the Polycom Designees (as defined below) has been provided by Polycom. The Company assumes no responsibility for the accuracy or completeness of such information.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    The Purchaser commenced the Offer on June 18, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on July 17, 2001, unless the Purchaser extends it.

                                    GENERAL

    The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. As of June 8, 2001 there were 53,402,550 shares of Common Stock outstanding, of which Polycom and the Purchaser own no shares as of the date hereof.

              RIGHTS TO DESIGNATE DIRECTORS AND POLYCOM DESIGNEES

    The Merger Agreement provides that, promptly upon the first purchase of and payment for Shares by the Purchaser pursuant to the Offer, the Purchaser will be entitled to designate a number of the members (the "Polycom Designees") of the Company's Board of Directors equal to at least that number of directors, rounded up to the nearest whole number, which is the product of (a) the total number of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) the number of shares of Company Common Stock accepted for payment and paid for by the Purchaser bears to (ii) the number of such shares outstanding.

    The Merger Agreement provides that the Company will use its best efforts, upon request of the Purchaser, to promptly increase the size of the Board of Directors or secure the resignations of such number of directors, or both, as is necessary to enable the Polycom Designees to be elected to the Board and, subject to Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder, will cause the Polycom Designees to be so elected. At such time, the Company will use its best efforts to cause directors designated by Polycom to constitute the same percentage of (i) each committee of the Board of Directors, (ii) each board of directors of each Company subsidiary to the extent permitted by law, and (iii) each committee of such subsidiary board of directors.

    Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board of Directors who were directors on the date of the Merger Agreement (the "Continuing Directors") or successors selected by such Continuing Directors. The Continuing Directors shall initially be Norman Gaut and David Levi.

    The Polycom Designees will be selected by Polycom from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Polycom Designees currently is a director of, or holds any positions with, the Company. Polycom has advised the Company that, to the best of Polycom's knowledge, except as set forth below, none of the Polycom Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Polycom and the Company that have been described in the Schedule TO or the Statement.

    The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Polycom Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each person listed below is 1565 Barber Lane, Milpitas, California 95035.

NAME, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY OF POLYCOM DESIGNEES

    Donald J. Floyd, CPA, 38 is the Vice President, Finance and Corporate Controller of Polycom. During Mr. Floyd's tenure, Polycom has grown from an annual revenue stream of $37 million to over $330 million and has over 20% operating profit margins. Prior to Polycom, he held senior management positions at Octel Communications Corporation and various financial management positions at AT&T Corporation and KPMG, a big five public accounting firm. Overall, Mr. Floyd has over 17 years global finance and accounting experience. Mr. Floyd received an MBA in Finance from Rutgers University and is a Certified Public Accountant in the state of New Jersey. In addition, he is a member of Financial Executives International and the America Institute of Certified Public Accountants.

    Robert C. Hagerty, 49 is the Chairman of the Board, President, and Chief Executive Officer of Polycom, Inc. Mr. Hagerty joined Polycom in January 1997 as President and Chief Operating Officer and as a member of Polycom's Board of Directors. In July 1998, Mr. Hagerty was named Polycom's Chief Executive Officer. In March 2000, Mr. Hagerty was named Polycom's Chairman of the Board of Directors. Prior to joining Polycom, Mr. Hagerty served as President of Stylus Assets, Ltd., a developer of software and hardware products for fax, document management and Internet communications. He also held several key management positions with Logitech, including Operating Committee Member to the Office of President, and Senior Vice President/General Manager of Logitech's retail division and worldwide operations. In addition, Mr. Hagerty's career history includes positions as Vice President, High Performance Products for Conner Peripherals, Director of Manufacturing Operations and General Manager for Signal Corporation, and Operations Manager for Digital Equipment Corporation.
Mr. Hagerty holds a B.S. in Operations Research and Industrial Engineering from the University of Massachusetts, and an M.A. in Management from St. Mary's College of California.

    Michael R. Kourey, 41 is the Senior Vice President, Finance & Administration, Chief Financial Officer, and Director of Polycom. Mike Kourey has served as Senior Vice President, Finance and Administration since
January 1999 and as Chief Financial Officer of Polycom since January 1995.
Mr. Kourey was appointed to Polycom's Board of Directors in January 1999. In addition, Mr. Kourey has served as the Secretary of Polycom since June 1993 and served as Vice President, Finance and Operations from July 1991 to January 1995 and as the Treasurer of the Company from June 1993 to March 1997. Mr. Kourey joined Polycom immediately following the founding of the company and has led Polycom's initial venture financings and later public financings. During his tenure, Polycom has grown from a development stage company to a broadband solutions leader with over $300 million in annual revenues, strong profitability, and a track record of successful acquisitions. Mr. Kourey brings 20 years of experience to his role and understands the communications industry from a business, financial, and an operational perspective. Mike Kourey is currently on the Advisory Board for the Business School at Santa Clara University. Prior to joining Polycom, Mr. Kourey was Vice President, Operations of Verilink Corporation. Mike holds a B.S. in Managerial Economics from the University of California, Davis and an M.B.A. from the Santa Clara University.

    Craig B. Malloy, 39 is the Senior Vice President and General Manager, Video Communications of Polycom. Mr. Malloy joined Polycom in January 1998.
Mr. Malloy co-founded ViaVideo Communications in 1996. Prior to that, he had served in various marketing management roles at VTEL, including Manager of Product Marketing and Director of Commercial Analysis. Mr. Malloy also held marketing and manufacturing management positions with Baxter Healthcare and Pfizer-Shiley, and served as a lieutenant in the U.S. Navy. Mr. Malloy holds a B.S. degree in Political Science from the United States Naval Academy and a M.B.A. degree from the University of California, Los Angeles. His address is 5000 Plaza on the Lake Suite 200, Austin, Texas 78746.

    William R. Paape, 36 is the Vice President, Finance and Strategic Investments of Polycom. Mr. Paape has over 14 years of financial, operational, and management consulting experience. From 1998 to 2001, he was Polycom's VP, Treasurer, implementing and managing its global network of subsidiaries. Prior to Polycom, Mr. Paape was the VP, Finance and CFO of ViaVideo
Communications, Inc., a development stage videoconferencing company that was acquired by Polycom in 1998. From late 1991 to 1996, he was a VP, Controller and held various other financial and operational positions with Fisher
Scientific, Inc., an international distributor of laboratory supplies.
Mr. Paape began his career as an associate in Andersen Consulting's Strategic Services Practice in 1987 and left in late 1991 as a Manager, performing a wide variety of strategic, financial, and operational studies for a diversity of large corporations. Prior to that, he was also an accounting intern with Arthur Andersen. He is also a general partner in an angel investment partnership that was formed during 2000. Mr. Paape is a Certified Public Accountant and holds an MBA in finance and a BBA in accounting/business honors, both from the University of Texas. His address is 5000 Plaza on the Lake Suite 200, Austin, Texas 78746.

                                STOCK OWNERSHIP

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information as of June 8, 2001 as to the security ownership of those persons owning of record or known to the Company to be the beneficial owners of more than five percent of the outstanding Common Stock of the Company, each of the Company's directors and Named Executive Officers (as defined below) and the Company's executive officers and directors as a group.

                                                                SHARES OF COMMON
                                                               STOCK BENEFICIALLY
                                                              OWNED OR INTO WHICH
                                                                 SECURITIES ARE
                                                                 CONVERTIBLE(1)
                                                              --------------------
NAME AND ADDRESS OF HOLDER                                     NUMBER     PERCENT
--------------------------                                    ---------   --------
Norman E. Gaut (2)..........................................  1,335,915      2.5%
Robert T. Knight (3)........................................     21,000        *
Carl S. Ledbetter (4).......................................     45,000        *
David B. Levi (5)...........................................    189,300        *
Werner Schmucking (6).......................................     45,000        *
Enzo Torresi (7)............................................    119,000        *
Lewis Jaffe (8).............................................    380,000        *
Jon Kosheff (9).............................................    185,317        *
Ned Semonite (10)...........................................    203,533        *
David Snow (11).............................................    203,379        *
Robert Byrnes (12)..........................................          0        *
Timothy Duffy (13)..........................................    250,253        *
Dalton Edgecomb (14)........................................    150,000        *
State of Wisconsin Investment Board (15)....................  4,611,900      8.7%
  P.O. Box 7842
  Madison, WI 53707
Intel Corporation (16)......................................  6,257,708     11.7%
  2200 Mission College Blvd.
  Santa Clara, CA 95052
Dimensional Fund Advisors Inc. (17).........................  2,672,100      5.0%
  1299 Ocean Avenue
  11th Floor
  Santa Monica, CA 90401
All Directors and Executive Officers as a Group (consisting   3,195,432      5.7%
  of 14 persons)(18)........................................

------------------------

*   Less than one percent.

(1) For purposes of determining beneficial ownership of the Company's Common Stock, owners of Series B Convertible Preferred Stock are considered to be the beneficial owners of the shares of Common Stock into which the Preferred Stock is convertible. The percentage ownership of the outstanding class of Common Stock reported herein is based on the assumption (expressly required by applicable rules of the Securities and Exchange Commission) that only the person whose ownership is being reported has converted their shares of Series B Convertible Preferred Stock into Common Stock. Also included in the determination of beneficial ownership are any shares which may be acquired by a Director or Officer of the Company through the exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated.

(2) Includes (i) 1,005,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, (ii) 100,000 shares of Series B Convertible Preferred Stock, and (iii) 48,000 shares of Common Stock owned by the Marvin G. Gaut Trust which Dr. Gaut may be deemed to beneficially own.

(3) Includes 20,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated.

(4) Includes 25,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 20,000 shares of Series B Convertible Preferred Stock.

(5) Includes 99,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 60,000 shares of Series B Convertible Preferred Stock.

(6) Includes 25,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 20,000 shares of Series B Convertible Preferred Stock.

(7) Includes 75,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 44,000 shares of Series B Convertible Preferred Stock.

(8) Includes 360,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 20,000 shares of Series B Convertible Preferred Stock.

(9) Includes 175,305 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 10,000 shares of Series B Convertible Preferred Stock.

(10) Includes 189,400 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 10,000 shares of Series B Convertible Preferred Stock.

(11) Includes 179,600 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 20,000 shares of Series B Convertible Preferred Stock.

(12) Mr. Byrnes resigned from the Company in December, 2000.

(13) Includes 228,750 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 20,000 shares of Series B Convertible Preferred Stock. Mr. Duffy resigned as Executive Officer in August, 2000.

(14) Includes 150,000 shares issuable upon exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated.

(15) The State of Wisconsin Investment Board is a government agency which manages public pension funds subject to provisions comparable to ERISA. The information on the number of shares beneficially owned is based on a
    Schedule 13G filed with the Securities and Exchange Commission on June 8, 2001.

(16) The information on the number of shares beneficially owned by Intel is based on a Schedule 13D filed with the Securities and Exchange Commission on June 6, 2001.

(17) Dimensional Fund Advisors Inc., an investment advisor registered under
    Section 203 of the Investment Advisors Act of 1940, furnishes investment Advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds". In its role as investment adviser or manager, Dimensional possesses voting and/or investment power over the securities. All securities reported are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. This information is based on a
    Schedule 13G filed with the Securities and Exchange Commission on February 2, 2001.

(18) Also included in the determination of beneficial ownership are any shares which may be acquired by a director or officer of the Company, either through the exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated or through the conversion of Series B Preferred Convertible Stock. As of
    June 8, 2001, 2,591,455 shares of Common Stock may be acquired by such persons on exercise of options which will accelerate and become exercisable if the transactions contemplated by the Merger Agreement are consummated, and 332,000 shares are Series B Preferred Convertible Stock which are convertible into shares of PictureTel Corporations' Common Stock.

                               BOARD OF DIRECTORS

TERMS OF DIRECTORS; EXECUTIVE OFFICERS

    The directors are elected for a one-year term at each annual meeting. All of the Company's executive officers are full-time employees of the Company. Executive officers of the Company hold office for an indefinite term, subject to the discretion of the Board of Directors.

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:

NAME                                       AGE      POSITION
----                                     --------   --------
Dr. Norman Gaut........................     63      Chairman of Board, Director, Chief Executive Officer
Robert T. Knight.......................     63      Director
Dr. Carl Ledbetter.....................     51      Director
David B. Levi..........................     68      Director
Werner Schmucking......................     66      Director
Enzo Torresi...........................     56      Director
Lewis Jaffe............................     44      President and Chief Operating Officer
Dalton Edgecomb........................     37      Vice President and Chief Financial Officer
Amit Akkad.............................     46      Group Vice President and General Manager--
                                                    Enterprise Services
Jon Kosheff............................     41      Executive Vice President, Operations
Edward C. Semonite.....................     42      Executive Vice President, Marketing
David C. Snow..........................     42      Executive Vice President, Worldwide Sales &
                                                    Strategic Initiatives

    Dr. Norman E. Gaut, 63, has been a Director of the Company since September, 1984. Dr. Gaut is currently Chairman of the Board and Chief Executive Officer of the Company. Dr. Gaut also held the position of Chairman of the Board from April, 1987 to June, 1998 and President and Chief Executive Officer of the Company from January, 1986 to February, 1998 and from September, 1999 to July, 2000. From June, 1998 to October, 2000, Dr. Gaut held the position of Chief Executive Officer and Chairman of the Board of Continuity Solutions, Inc., an internet customer service software company.

    Robert T. Knight, 63, was elected a Director in December, 1992 and is a member of the Audit Committee and the Special Committee. Mr. Knight resigned for health reasons on July 11, 2000; due to his recovery, he rejoined the Board when he was elected a member of the Board by vote of the Board of Directors, effective January 2, 2001. Mr. Knight became President of Technology Venture Services, a provider of capital and consultant services to early stage technology companies, in January, 1996. Mr. Knight was President & CEO of Digital Sound Corporation, a voice processing company, from December, 1990 to December, 1995. Previously, Mr. Knight was Sr. Vice President of Xerox Corporation for six years and prior to that was President of the Information Network Services Group of Computer Sciences. Mr. Knight is also a Director of Cottage Health Systems, a California Health Care provider, and Data
Dimensions, Inc., a consulting company specializing in software compliance issues and application development.

    Dr. Carl S. Ledbetter, 51, was elected a Director of the Company in November, 1999 and is a member of the Audit Committee. Dr. Ledbetter is currently Chief Technology Officer and Sr. Vice President, Strategy and Corporate Development for Novell, Inc., a leading provider of net services software. From January, 1996 to October, 1999, Dr. Ledbetter was the Chief Executive Officer of Hybrid Networks, Inc., a manufacturer of broadband data systems. From April, 1993 to January, 1996, Dr. Ledbetter was President of A.T.&
T. Consumer Products, manufacturer of communication products for residential use. Dr. Ledbetter is also a Director of Gilian Technologies, Inc., a provider of security software and hardware for e-commerce applications. In July 2000, Mr. Ledbetter entered into a settlement agreement in the form of a consent decree with the Securities and Exchange Commission (the "SEC") in connection with the SEC's investigation of Hybrid Networks, Inc. of which Mr. Ledbetter served as Chairman, President and Chief Executive Officer, generally concerning alleged violations of the federal securities laws. Without admitting or denying any violations of the federal securities laws, Mr. Ledbetter agreed to pay a civil fine and to the entry of a permanent injunction prohibiting him from knowingly circumventing or failing to implement a system of internal accounting controls and from engaging in violations of certain specified reporting provisions and accounting control provisions of the federal securities laws.

    David B. Levi, 68, has been a Director of the Company since September, 1986 and is a member of the Compensation, Audit and Special Committees. Mr. Levi was the Chief Operating Officer of Voice Control Systems, a speech recognition company, from November, 1996 until he retired in 1997. Previously, Mr. Levi was President of Voice Processing Corporation, a speech recognition technology company for telephony markets, from November, 1995 to November, 1996. From July, 1991 to April, 1995, Mr. Levi was President and CEO of Natural Microsystems Corporation, a manufacturer of computer telephony systems. Mr. Levi is also a Director of Voxware, a public company in the E-Logistics business, and Microlog, a public company in the interactive voice response and internet blending business. Mr. Levi is also a director of other privately held companies in the internet and telephony fields.

    Werner Schmucking, 66, was elected a Director of the Company in April, 2000. Mr. Schmucking is currently a strategic advisor to the information and communication industry and serves on the boards of several European Telecommunication Companies. He is President of the German Telecommunication Manufacturers Association and Vice President of the German Association for Information Technology, Telecommunications and New Media. During his career,
Mr. Schmucking worked for several divisions of Siemens AG for over 40 years and was a member of the Group Board of Siemens AG Information and Communication Networks.

    Enzo Torresi, 56, has been a Director of the Company since August, 1996 and is a member of the Compensation Committee and the Special Committee. He is currently a Founding Partner of Eurofund Partners, a Venture Capital Fund that specializes in high-technology ventures. Until August, 1998, Mr. Torresi was Chairman, Cofounder, and Chief Executive Officer of ICAST Corporation, a privately held Internet software company that was acquired by First Virtual Communications. Mr. Torresi is also a Cofounder of Power Computing Corporation. From January, 1989 to October, 1994, Mr. Torresi was President, Chief Executive Officer, and Cofounder of NetFRAME Systems Incorporated, a public company in the network server business. Mr. Torresi is a Director of Optibase Ltd., a public company specializing in video communications, Network Associates, Inc., a public company specializing in internet software, and Socket Communications, a company specializing in wireless communication technology.

    Lewis Jaffe, 44, joined the Company in June, 2000 as President and Chief Operating Officer. Prior to joining PictureTel, Mr. Jaffe was Managing Director of the Corporate Restructuring group at Arthur Andersen LLP from September, 1998 to June, 2000. Previously, Mr. Jaffe served as President, from January, 1996 to March, 1998, at Craig Systems & Eastern Technologies, a designer and manufacturer of mobile military shelters housing communication, radar and missile launch systems.

    Dalton Edgecomb, 37, joined the Company in January, 2001 as Vice President and Chief Financial Officer. Prior to joining PictureTel, from November, 1999 to January, 2001, Mr. Edgecomb was Managing Director at Zolfo Cooper LLC, a Restructuring and Turnaround Consulting Firm. From August, 1996 to November, 1999, Mr. Edgecomb was Senior Director at Arthur Andersen LLC, an Accounting and Consulting Firm. From May, 1993 to August, 1996, Mr. Edgecomb was Vice President, Banking & Financial services at Chase Manhattan Bank.

    Amit Akkad, 46, became Group Vice President and General Manager--Enterprise Services Division in July, 2000. Mr. Akkad was Vice President--Americas, Enterprise Services Division from March, 2000 to July, 2000. Previous to this position Mr. Akkad held the position of Sr. Director--Business Development from July, 1997 to March, 2000. Mr. Akkad joined the company in September, 1994 as Manager--Business Development.

    Jon Kosheff, 41, became Executive Vice President, Operations in September, 2000. Mr. Kosheff was Vice President of Finance and Administration from January, 2000 to September, 2000. Mr. Kosheff held the position of Director, Finance and Accounting, from July, 1997 to January, 2000. Mr. Kosheff joined the company in November, 1993 as Manager, Corporate Planning & Analysis.

    Edward C. Semonite, 42, became Executive Vice President, Marketing in September, 2000. Mr. Semonite was Vice President, Product Development from September, 1999 to September, 2000. Mr. Semonite held the position of Vice President, Product Management from November, 1997 to September, 1999 and Director, Product Marketing, Network Systems Division from May, 1995 to November, 1997. Mr. Semonite joined the company in 1991, as Manager, Channel Marketing.

    David C. Snow, 45, became Executive Vice President, Worldwide Sales & Strategic Initiatives in December, 2000. Mr. Snow was Vice President, Strategic Initiatives from October, 1999 to December, 2000. Mr. Snow joined the company as Director, Technology Licensing in May, 1995.

DIRECTOR COMPENSATION

    During fiscal 2000, each director who is not an officer, employee, or full-time consultant to the Company or any subsidiary (an "Outside Director") received an annual retainer of $20,000 and received $1,000 for each meeting of the Board of Directors, including Compensation and Audit Committee meetings, that such Outside Director attended. In addition, each Outside Director received $1,000 for each Special meeting that such Outside Director attended. Outside Directors also received expense reimbursements for attending Board and Committee meetings. Directors who are officers, employees, or former employees of the Company do not receive any additional compensation for their services as a director.

    Outside Directors are also entitled to participate in the Amended 1992 Non-Employee Directors' Stock Option Plan. The plan provides that each Outside Director who had been a Director for more than two years on August 1, 1996 and each other Outside Director first elected a Director after August 1, 1996 ("Eligible Directors") shall automatically be granted an option to purchase 20,000 shares of Stock at an exercise price equal to the fair market value of the Stock on the respective effective date of the grant (August 1, 1996 or the date of election, respectively). Each option is exercisable in installments, 25% one year after the effective date of the grant and 6.25% after the end of each quarter thereafter so that the options are 100% exercisable four years after the effective date of grant. The Plan also provides for the annual grant of stock options to purchase 5,000 shares of the Company's Common Stock to each Eligible Director on August first of each year, commencing on August 1, 1997, provided that no such annual option for 5,000 shares shall be granted to a director who first became a director of the Company within six months prior to August first of said year. These annual grants become fully vested and exercisable one year from the date of grant. In February, 1998, this plan was amended to allow for the non-automatic grant of stock options to Eligible Directors from time to time at the discretion of the Board of Directors. Each of the then Outside Directors received a grant of stock options to purchase 20,000 shares of the Company's Common Stock effective February 27, 1998 at an exercise price of $7.188, the market price on that date, which amounted to 60,000 shares in the aggregate. These February, 1998 options became fully vested and exercisable on February 27, 1999, one year from the date of grant. In June 1999, because of the anticipated imminent changes to APB Opinion No. 25, Accounting for Stock Issued to Employees, the Plan was amended to provide that all options granted under the Plan on or after August 1, 1999 would be immediately vested and exercisable on the date of grant. On August 31, 1999, each of the then Outside Directors received a non-automatic grant of stock options to purchase 15,000 shares of the Company's Common Stock at an exercise price of $5.531, the market price on that date, which amounted to 45,000 shares in the aggregate. In December, 2000, the plan was further amended to provide that, in addition to the authorization to grant options at exercise prices equal to the fair market value on the effective date of the grant, options may also be granted at exercise prices above fair market value. All options remain exercisable until 10 years after date of grant unless an Eligible Director ceases to be a director for any reason other than death or total and permanent disability; all options held by the Director that are not then exercisable shall then terminate. Options that are exercisable on the date of such termination shall continue to be exercisable until the earlier of (1) three months thereafter or (2) the date on which the option would have terminated had the director remained an Eligible Director. In connection with the Merger, the Option Plan and any options outstanding under such Plan will terminate.

MEETINGS OF THE BOARD OF DIRECTORS IN 2000

    The Board of Directors of the Company took action by written consent 3 times and held 9 meetings, including telephone/video meetings, during the fiscal year ended December 31, 2000. The Board has two standing committees: an Audit Committee and a Compensation Committee. In 2001, the Board of Directors created a Special Committee of the Board of Directors.

    The Audit Committee currently consists of three non-employee directors, Robert T. Knight, Carl S. Ledbetter, and David B. Levi. It provides review of internal control policies and procedures with respect to the Company's operations. Further, the Committee recommends the appointment of the Company's independent auditors and meets annually with the auditors to review the scope and results of the year-end audit and discuss any concerns related to corporate accounting practices or controls. The Audit Committee held 5 meetings during the fiscal year ended December 31, 2000.

    The Compensation Committee currently consists of two non-employee directors, David B. Levi and Enzo Torresi. It has the authority to determine the compensation of officers and key employees of the Company, to determine compensation under the employee benefit plans and to administer the Company's incentive plans including stock option and purchase plans. During the fiscal year ended December 31, 2000, the Compensation Committee took action by written consent 16 times, and held 1 meeting.

    The Special Committee currently consists of 3 non-employee directors, Robert
T. Knight, David B. Levi, and Enzo Torresi. The Special Committee was formed for the purpose of exploring strategic initiatives available to the Company for maintaining or increasing shareholder value. These strategic alternatives may include, but are not limited to the merger or other business combination of the Company into another party, the sale of the Company to a third party or the investment in the Company by another party.

    The Special Committee is not authorized to commit the Company to any particular transaction, but shall report back to the full Board as it deems appropriate, or as requested by the Board, with its findings and recommendations.

    Each director attended at least 90% of the total number of meetings of the Board of Directors and the committees of the Board on which he served in 2000.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 2000, there were no Compensation Committee interlocks or other comparable relationships requiring disclosure under applicable rules of the Commission.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Under Section 16(a) of the Securities Exchange Act of 1934, the Company's directors, executive officers, and any persons holding more than ten percent of the Company's Common Stock are required to report their ownership of the Company's Common Stock and any changes in that ownership to the Securities and Exchange Commission. Executive officers, directors and greater than ten-percent shareholders are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons that no Forms 5 were required to be filed, the Company believes that all filing requirements applicable to its executive officers and directors were satisfied in 2000.

                             EXECUTIVE COMPENSATION

    The following table sets forth the cash and non-cash compensation for each of the fiscal years ended December 31, 2000, 1999 and 1998, awarded or accrued, to the Company's Chief Executive Officer and the other four most highly compensated Executive Officers (collectively the "Named Executive Officers").

                                                                                    LONG-TERM
                                    ANNUAL COMPENSATION                        COMPENSATION AWARDS
                             ----------------------------------      ----------------------------------------
                                                                        OTHER          RESTRICTED
                                                                        ANNUAL           STOCK                   ALL OTHER
                                             SALARY     BONUS        COMPENSATION       AWARD(S)     OPTIONS    COMPENSATION
NAME AND PRINCIPAL POSITION    YEAR           ($)        ($)             ($)              ($)       (SHARES)       ($)(1)
---------------------------  --------       --------   --------      ------------      ----------   ---------   ------------
Dr. Norman E. Gaut.......      2000         $404,571       -0-             -0-             -0-            -0-     $ 22,975(2)
  Chairman and CEO             1999(3)        37,307       -0-             -0-             -0-      1,005,000      239,608(4)
                               1998(5)       165,583       -0-             -0-             -0-            -0-      203,507(6)

Lewis Jaffe..............      2000(7)      $131,919   $50,000(8)          -0-             -0-        300,000     $ 16,013(9)
  President, COO

Jon Kosheff..............      2000(10)     $168,077   $44,670(11)         -0-             -0-        145,000     $  2,550
  Executive Vice President,
  Operations

Edward Semonite..........      2000(12)     $187,115   $53,670(13)         -0-             -0-        120,000     $  2,550
  Executive Vice President,
  Marketing

David Snow...............      2000(14)     $160,000   $46,000(15)         -0-             -0-            -0-     $  2,550
  Executive Vice President
  WorldWide Sales and
  Strategic Initiatives

Robert J. Byrnes, Jr.....      2000(16)     $257,018   $75,000(17)         -0-             -0-            -0-     $ 17,456(18)
  General Manager              1999(19)     $ 15,866   $25,000(20)         -0-             -0-            -0-     $250,000(21)
  Emerging Business

Timothy S. Duffy.........      2000(22)     $245,473   $89,051(23)     $19,004(24)         -0-         50,000     $ 91,538(25)
  Group Vice President         1999(26)      227,150    75,403(23)      19,470(24)         -0-        225,000       13,183(27)
  Conferencing Products        1998(26)      205,490    87,635(23)      12,980(24)         -0-            -0-       12,844(27)

--------------------------

(1) Unless otherwise indicated, Company contributions to 401(k) plan.

(2) Represents a 10% deferral of compensation of $20,425 and Company Contributions to 401(k) plan of $2,550.

(3) Dr. Gaut re-joined the Company in August, 1999.

(4) Represents reimbursement for cancellation of trip in order to start employment in August, 1999 of $2,677 and severance of $236,931 paid in 1999 pursuant to Dr. Gaut's separation agreement.

(5) Dr. Gaut retired from the Company in June, 1998.

(6) Represents payment for vacation time accrued of $19,077, as of the retirement date, and severance of $184,429 paid in 1998 pursuant to Dr. Gaut's separation agreement.

(7) Mr. Jaffe joined the Company in June, 2000.

(8) Represents the first of two installments of a sign-on bonus.

(9) Represents a 10% deferral of compensation of $13,463 and Company Contributions to 401(k) plan of $2,550.

(10) Mr. Kosheff was elected an executive officer of the Company in September, 2000.

(11) Represents a performance-based bonus payment of $6,000 and a special bonus of $38,670 for the purchase of 10,000 shares of Series B Convertible Preferred Stock.

(12) Mr. Semonite was elected an executive officer of the Company in September, 2000.

(13) Represents a performance-based bonus payment of $15,000 and a special bonus of $38,670 for the purchase of 10,000 shares of Series B Convertible Preferred Stock.

(14) Mr. Snow was elected an executive officer of the Company in December, 2000.

(15) Represents incentives paid under executive sales incentive plan.

(16) Mr. Brynes resigned from the Company in December, 2000.

(17) Represents the second and third of four installments of a sign-on bonus.

(18) Represents severance of $4,760 paid in 2000 pursuant to Mr. Byrne's separation agreement and 10% deferral of compensation of $12,696.

(19) Mr. Byrnes joined the company in December, 1999.

(20) Represents the first of four installments of a sign-on bonus.

(21) Options expired per the plan termination provisions in March, 2001.

(22) Compensation paid by U.K. subsidiary in pounds sterling converted at $1.5837:L1 exchange rate. The Company has executed a separation agreement with Mr. Duffy, which provides him with notice of termination effective in September, 2001. Payments of $61,368 made pursuant to this agreement are included in salary.

(23) Represents incentives paid under executive sales incentive plan.

(24) Represents payment of a U.K. car allowance.

(25) Represents Company contributions to U.K. pension plan of $14,728, and $76,810 payments paid in September 2000 pursuant to Mr. Duffy's separation agreement, including settlement of a bonus obligation of $27,715 and a termination payment of $47,511.

(26) Compensation paid by U.K. subsidiary in pounds sterling converted at $1.6225:L1 exchange rate.

(27) Represents Company contribution to U.K. pension.

                           OPTIONS/SAR GRANTS IN 2000

    The following table shows all grants of options to the Named Executive Officers of the Company in 2000. Pursuant to the Securities and Exchange Commission rules, the table also shows the potential realized value of the options assuming PictureTel's stock price appreciates annually by 5% and 10% respectively from the date of grant until the end of the option term
(10 years). These rates are mandated by the Securities and Exchange Commission rules and do not represent the Company's estimate or projection of the future Common Stock price. The Company does not agree that the value of an option can properly be determined by this method.

                                                                                            POTENTIAL REALIZABLE
                                               PERCENTAGE OF                               VALUE AT ASSUMED ANNUAL
                                                   TOTAL                                    RATES OF STOCK PRICE
                                               OPTIONS/SARS                                   APPRECIATION FOR
                                                GRANTED TO     EXERCISE OR                       OPTION TERM
                                OPTIONS/SARS   EMPLOYEES IN     BASE PRICE    EXPIRATION   -----------------------
NAME                             GRANTED(1)        2000        (PER SHARE)       DATE        5%($)       10%($)
----                            ------------   -------------   ------------   ----------   ---------   -----------
Norman E. Gaut...............          -0-

Lewis Jaffe(2)...............      300,000         10.54%         $2.656       06/18/10    $500,930    $1,269,354

Jon Kosheff..................       20,000           .70%          5.031       01/18/10      63,257       160,294
                                   100,000          3.51%          6.810       09/14/10     428,129     1,084,877
                                    25,000           .88%          3.188       07/09/10      50,106       126,967

Edward Semonite..............      100,000          3.51%          6.810       09/14/10     428,129     1,084,877
                                    20,000           .70%          3.188       07/09/10      40,084       101,574

David Snow...................          -0-

Robert J. Byrnes, Jr.........          -0-

Timothy S. Duffy (3).........       50,000          1.76%          4.375       07/25/07     137,571       348,631

------------------------

(1) Options granted in 2000, unless otherwise specified, have a ten year term, and begin to be exercisable 12 months after the grant date, with 25% of the option shares covered thereby becoming exercisable at that time and with an additional 6.25% of the option shares becoming exercisable quarterly thereafter, and with all options being fully exercisable on the fourth anniversary of the grant date.

(2) Options granted to Mr. Jaffe have a ten year term, and begin to be exercisable 6 months after the grant date, with 12.5% of the option shares covered thereby becoming exercisable at that time and with an additional 6.25% of the option shares becoming exercisable quarterly thereafter, and with all options being fully exercisable on the fourth anniversary of the grant date.

(3) Options granted to Mr. Duffy have a seven year term and vest in full on the grant anniversary date, 7/25/01.

                    AGGREGATED OPTION/SAR EXERCISES IN 2000
                      AND 2000 YEAR-END OPTION/SAR VALUES

    The following table provides information as to options exercised by each of the Named Executive Officers of the Company during 2000 and the value of options held by such officers at year end 2000 measured in terms of the closing price of the Company's Common Stock on NASDAQ on December 31, 2000 ($2.38). (No stock appreciation rights were granted by the Company in 2000 and none were outstanding at December 31, 2000.)

                                                                                               VALUE OF UNEXERCISED
                                                                                                   IN-THE-MONEY
                                                               NUMBER OF UNEXERCISED              OPTIONS/SARS AT
                                    SHARES                    OPTIONS/SARS AT 12/31/00            12/31/00($)(1)
                                  ACQUIRED ON    VALUE     ------------------------------   ---------------------------
NAME                              EXERCISE #    REALIZED   EXERCISABLE      UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              -----------   --------   -----------      -------------   -----------   -------------
Norman E. Gaut..................       -0-         -0-       405,000           600,000          -0-            -0-

Lewis Jaffe.....................       -0-         -0-        37,500           262,500          -0-            -0-

Jon Kosheff.....................       -0-         -0-        15,423           159,882          -0-            -0-

Edward Semonite.................       -0-         -0-        39,787           155,613          -0-            -0-

David Snow......................       -0-         -0-        50,787            78,813          -0-            -0-

Robert J. Brynes, Jr............       -0-         -0-        62,500(2)            -0-          -0-            -0-

Timothy S. Duffy................       -0-         -0-       213,437           206,563          -0-            -0-

    Amounts in this column reflect the market value of the shares at December 31, 2000 less the exercise price. The actual value of unexercised options fluctuates with stock market activity.

    Mr. Byrnes resigned from the Company in December, 2000. Options expired per the plan termination provisions in March, 2001.

                   COMPENSATION COMMITTEE REPORT (YEAR 2000)

    The Compensation Committee of the Board of Directors of the Company (the "Committee") has the authority to set the compensation of the Chief Executive Officer and all executive officers of the Company and makes the following report for the year 2000. The Committee has the responsibility to review the design, administration and effectiveness of all programs and policies concerning executive compensation. The Committee administers the Company's 1989 Equity Incentive Plan (under which no future options may be granted), the 1999 Equity Plan, under which stock option grants may be made to executive officers, key employees at all position levels in the Company, consultants to the Company, and also directors of the Company, other Subsidiary option plans, and also administers separate option agreements. The Committee also administers both the Company's Employee Stock Purchase Plan and the International Employee Stock Purchase Plan. In addition, the Committee has responsibility for the review and approval of the Management Incentive Program(s) to be in effect for the Chief Executive Officer, executive officers and key employees each fiscal year. The Committee is currently composed of two independent, non-employee directors who have no interlocking relationships as defined by the Securities and Exchange Commission.

    GENERAL COMPENSATION PHILOSOPHY. The Company operates in the extremely competitive and rapidly changing environment of the electronics and high technology industry. The Committee strives to maintain compensation programs that allow the Company to respond to the competitive pressures within this industry. The Company's compensation philosophy is to offer compensation opportunities that are linked to the Company's business objectives and performance, individual performance and contributions to the Company's success, and enhanced shareholder value. These compensation opportunities are intended to be competitive within the electronics and high technology industry and enable the Company to attract, retain and motivate the management talent necessary to achieve the Company's overall business objectives and ensure the Company's long-term growth.

    COMPENSATION COMPONENTS. It is the Committee's objective to have a substantial portion of each executive officer's compensation opportunity conditional ("at risk") upon the performance of the Company, as well as his or her contribution to the Company's meeting its objectives and to design a total compensation and incentive structure to motivate and reward success, balancing short and long-term goals. The Company's executive compensation program consists of three major components: (i) base salary; (ii) an annual management incentive bonus; and, (iii) long-term incentives. The second and third elements constitute the "at risk" portion of the Company's overall compensation program.

    BASE SALARY. The Committee annually reviews each executive officer's base salary. In determining salary adjustments, the Committee considers the executive's individual performance, the Company's success in achieving the annual business objectives, and the executive's current base salary in relation to the expected salary level for the position. The expected salary level is established at approximately the 50th percentile of comparable positions in companies included in the executive compensation surveys in which the Company participates as well as other commercially available surveys. These surveys include electronic and high technology companies with whom the Company competes for senior-level executives. (Some of the companies included in the surveys are included in the NASDAQ Electronic Components Stock Index used in the "Performance Graph".) Further, the executive officer's total cash compensation (base salary plus bonus opportunity) is likewise targeted at approximately the 50th percentile, but with an opportunity for the total cash compensation to be above the mid-range of the survey groups in the event Company profitability exceeds business plan targets. The Committee exercises its judgment based upon the above criteria and does not apply a specific formula or assign a weight to each factor considered. After giving consideration to various factors deemed relevant by the Committee, the Committee determined in early January 2000 that no base salary adjustments were to be made for the Named Executive officers (other than Lewis Jaffe who was hired in June 2000, Jonathan Kosheff and Edward Semonite whose salaries were adjusted upon assuming their current positions in September 2000, and David Snow whose salary was adjusted upon assuming his current position in December 2000) in the three tables preceding this Report. The Committee believes that the salaries paid to all Named Executive Officers approximate the expected 50th percentile of the compensation data reviewed.

    ANNUAL MANAGEMENT INCENTIVE BONUS. The annual management incentive bonus is the first "at risk" executive compensation element in the Company's executive compensation program. At the beginning of each year, the Committee establishes objectives for the management incentive bonus program, including revenue and profitability targets drawn from the fiscal year business plan approved by the Board of Directors. Additionally, at the beginning of each year, the Committee establishes bonus award targets for the executive officers and for 2000 these bonus targets ranged from 40% to 100% of base salaries. The bonus plan has a threshold level of Company performance based on both revenue and profit before interest and taxes (a prescribed percentage of business plan objectives) that must be achieved before any bonuses are awarded. The bonuses that may be awarded under the program may not exceed 100% of a bonus award target upon full achievement of the Company's business plan objectives and may not exceed 200% of a bonus award target for performance well in excess of the Company's business plan objectives. The bonus amounts payable to each executive officer are then determined by considering Company performance and individual performance. After giving consideration to the criteria deemed relevant by the Committee, including the Company's failure to achieve the business plan objectives in 2000, the Committee determined in early 2001 that no incentive bonus awards were to be made under the annual management incentive bonus program to any of the executive officers of the Company.

    LONG-TERM INCENTIVE PROGRAM ("LTIP"). The LTIP is the second "at risk" element of the Company's compensation program in which executive officers and all other Company employees participate. This program has consisted solely of stock options, not cash (although cash and other stock based awards are permitted under the Company's 1999 Equity Plan). The Committee views the granting of stock options as a significant method of aligning management's long-term interests with those of the shareholders, which bring into balance short and long-term compensation with the Company's goals, fostering the retention of key executive and management personnel, and stimulating the achievement of superior performance over time. Awards to executives are based upon criteria which include an individual's current position with the Company, total compensation, unvested stock options, the executive's performance in the recent period, expected contributions to the achievement of the Company's long-term performance goals, and current competitive practice. The relative weight given to each of these factors will vary from executive to executive at the Committee's discretion. After giving consideration to the criteria deemed relevant by the Committee, including prior option grants made to Company executives, executive officer promotions, a competitive analysis of the Company's option program and overall compensation programs against the programs of companies of similar size and industry, and the recommendations of the Company's management, the Committee approved the stock option grants to the Named Executive Officers set forth in the Option/SAR Grant Table. All stock options were granted at exercise prices equal to the fair market value of the stock at the effective date of the grant, become exercisable over four years and have a term of ten years. All were granted under the 1999 Equity Plan except for the option granted to Mr. Jaffe, which was granted under a separate stock option agreement.

    COMPENSATION OF THE CHIEF EXECUTIVE OFFICER. Dr. Norman E. Gaut is currently the Chairman of the Board of Directors and Chief Executive Officer of the Company. In early January 2000, the Committee reviewed Dr. Gaut's base salary, and after considering factors deemed relevant by the Committee, including those considered for the other Named Executive Officers under "Base Salary" above, the Committee determined not to increase Dr. Gaut's base salary. The Committee believes that the base salary paid Dr. Gaut approximates the expected 50th percentile of the compensation data reviewed, but this is not the sole determinate criterion for establishing his pay.

    At the beginning of the year, the Committee approved Dr. Gaut's 2000 target incentive bonus of 60% of base salary under the Company's annual management incentive bonus program described above. After giving consideration to the criteria deemed relevant by the Committee, including the Company's failure to achieve the business plan objectives in 2000, the Committee determined that no incentive bonus award was to be made to Dr. Gaut under the annual management incentive bonus program.

    In early January, the Committee reviewed Dr. Gaut's stock option position, and after considering factors deemed relevant by the Committee, including those considered for the other Named Executive Officers under "Long-Term Incentives" above, the number of unvested options held by Dr. Gaut, and competitive compensation data available to the Committee for comparable positions within the electronics and high technology industry, the Committee determined that no additional stock option award was to be made to Dr. Gaut at that time.

    Tax Limitations. As a result of federal tax legislation enacted in 1993, under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), a publicly-held company such as the Company will not be allowed a federal income tax deduction for compensation paid to certain executive officers, to the extent that compensation exceeds one (1) million dollars per officer in any one year, except for, among other matters, "performance-based compensation" approved by stockholders. At the 1995 Annual Meeting, the shareholders approved certain amendments to the Company's 1989 Equity Incentive Plan which were designed to assure that any compensation deemed paid in connection with the exercise of stock options granted under the Plan would qualify as "performance-based compensation". The same amended language was also included in the 1999 Equity Plan approved by the shareholders at the 1999 Annual Meeting. The stock option grants made to Dr. Gaut and all other Named Executive Officers, except Mr. Jaffe, would qualify as "performance-based compensation".

                                          Compensation Committee

                                          David Levi
                                          Enzo Torresi

April 12, 2001

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    During the year ended December 31, 2000, the Company engaged in the following transactions and is a party to the following agreements in which its directors, director nominees, executive officers or affiliates have the interests described. Please also review the agreements and arrangements between Polycom or the Company and the directors and/or executive officers described under Item 3 of the Solicitation/Recommendation Statement on Schedule 14D-9.

    In May 2001, the Company entered into new or amended and restated severance agreements with each of Norman Gaut, Lewis Jaffe, Jonathan Kosheff, Edward Semonite and David Snow. The provisions of these agreements are described in the section of the Prospectus titled "Interests of PictureTel Officers and Directors in the Transaction--Certain Executive Agreements." Such Prospectus is incorporated by reference herein. In the event that the Merger with Polycom is not consummated before May 24, 2002 or, if earlier, the Company is acquired by an entity not affiliated with Polycom, the terms of the new or amended and restated severance agreement shall cease to be in effect and, at such time, the terms of the severance agreements with Messrs, Gaut, Jaffe, Kosheff, Semonite and Snow will be as follows:

    (a) In the event that Dr. Gaut's employment is (i) involuntarily terminated by the Company for any reason other than for cause (as defined), he shall receive an amount equal to his then-current monthly base salary for a period of twenty-four (24) consecutive months following the date of such termination; or (ii) involuntarily terminated by the Company for any reason other than for cause (as defined), within thirty-six (36) months after a Change of Control of the Company (as defined), Dr. Gaut shall be paid an amount equal to three times the sum of (a.) his then-current base salary, and (b.) the highest bonus paid in the prior three years, such payment to be made in installments over a thirty-six (36) consecutive month period following the date of such termination. In all cases, Dr. Gaut's medical and dental benefits would continue during such time as he is receiving the specified severance payments. Provisions in the agreement described under (ii) above provide Dr. Gaut with such severance in the event he voluntarily terminates his employment after a Change of Control of the Company, within a defined period of time, for Good Reason (as defined in the agreement). The agreement would also contain provisions requiring Dr. Gaut to remain in the employ of the Company until the Change of Control (subject to the specific provisions for termination by the Company) and provisions relating to an adjustment of the severance in the event that such amount is subject to federal excise tax on change of control payments and benefits.

    (b) In the event that Mr. Jaffe's employment is (i) involuntarily terminated by the Company for any reason other than for cause (as defined), he shall be paid an amount equal to the sum of (a.) his then-current annual base salary, and (b.) fifty percent (50%) of his then-current bonus target opportunity, such payment to be made in installments over a twelve
       (12) consecutive month period following the date of such termination; or
       (ii) involuntarily terminated by the Company for any reason other than for cause (as defined), within thirty-six (36) months after a Change of Control of the Company (as defined), Mr. Jaffe shall be paid an amount equal to two times the sum of (a.) his then-current base salary, and (b.) the highest bonus paid in the prior three years, such payment to be made in installments over a twenty-four (24) consecutive month period following the date of such termination. In all cases, Mr. Jaffe's medical and dental benefits would continue during such time as he is receiving the specified severance payments. Provisions in the agreement described under (ii) above provide Mr. Jaffe with such severance in the event he voluntarily terminates his employment after a Change of Control of the Company, within a defined period of time, for Good Reason (as defined in the agreement). The agreement also contains provisions requiring
       Mr. Jaffe to remain in the employ of the Company until the Change of Control (subject to the specific provisions for termination by the Company) and provisions relating to an adjustment of the severance in the event that such amount is subject to federal excise tax on change of control payments and benefits.

    (c) In the event that Mr. Jonathan Kosheff, Mr. Edward Semonite, or
       Mr. David Snow ("Executives") Executives' employment is
       (i) involuntarily terminated by the Company for any reason other than for cause (as defined), the Executives shall receive an amount equal to their then-current monthly base salary for a period of twelve (12) consecutive months following the date of such termination; or (ii) involuntarily terminated by the Company for any reason other than for cause (as defined), within thirty-six (36) months after a Change of Control of the Company (as defined), the Executives shall be paid an amount equal to two times the sum of (a.) their then-current base salary, and (b.) the highest bonus paid in the prior three years, such payment to be made in installments over a twenty-four (24) consecutive month period following the date of such termination. In all cases, the Executives' medical and dental benefits would continue during such time as they are receiving the specified severance payments. Provisions in the agreement described under
       (ii) above provide the Executives with such severance in the event they voluntarily terminate their employment after a Change of Control of the Company, within a defined period of time, for Good Reason (as defined in the agreement). The agreement also contains provisions requiring the Executives' to remain in the employ of the Company until the Change of Control (subject to the specific provisions for termination by the Company) and provisions relating to an adjustment of the severance in the event that such amount is subject to federal excise tax on change of control payments and benefits.

    In accordance with his severance agreement, Mr. Timothy Duffy was given notice on September 5, 2000 that his employment with the Company will terminate effective September 30, 2001 ("Notice Period"), during which Notice Period he shall be paid an amount equal to his then-current monthly base salary, such payment to be made over the twelve (12) consecutive months in the Notice Period. Mr. Duffy's health and welfare benefits, his participation in the United Kingdom pension plan, and his automobile allowance would continue during the Notice Period.

    In accordance with his severance agreement, Mr. Robert Byrnes employment terminated on December 15, 2000, and he will be provided with certain severance benefits until December 21, 2001 (the "Severance Period"). During the Severance Period he shall be paid an amount equal to the sum of (a.) his then-current base salary, and (b.) fifty percent (50%) of his then-current annual bonus target opportunity, such payment to be made in equal installments over the twelve
(12) consecutive months in the Severance Period. Mr. Byrnes' health and welfare benefits shall continue at the same level as active employees during the Severance Period.

    During 2000 and 2001, the Company has had various business relationships with Intel Corporation, which beneficially owns over 10% of the Company's common stock, including to develop videoconferencing and collaboration products. For the year ended December 31, 2000, the Company purchased approximately
$8.3 million of inventory from Intel.

                               PERFORMANCE GRAPH

    The following graph sets forth information comparing the cumulative total return to holders of the Company's Common Stock over the last five fiscal years, commencing with the last trading day before the beginning of the Company's fifth preceding fiscal year (the "Measuring Period") with (1) the cumulative total return of the NASDAQ Stock Market Index (U.S.) and (2) the cumulative total return of the NASDAQ Electronics Components Stock Index, assuming in each case the investment of $100 on December 31, 1995. The yearly change in cumulative total return is measured by dividing (i) the sum of (a) the cumulative amount of dividends for each fiscal year, assuming dividend reinvestment, and (b) the change in share price between the beginning and end of the Measuring Period, by
(ii) the share price at the beginning of the Measuring Period. The Company has not paid any cash dividends.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

             1995   1996    1997    1998    1999    2000
Picture Tel   100   60.29   15.07   15.36      10    9.15
Nasdaq        100  123.03  150.68  212.46  394.82  237.37
Electronics   100   173.2  181.57  280.49  521.64  247.06

                                          1995       1966       1997       1998       1999       2000
PictureTel Corporation                  $100.00    $ 60.29    $ 15.07    $ 15.36    $ 10.00    $  9.15
NASDAQ Stock Market Index (U.S.)......  $100.00    $123.03    $150.68    $212.46    $394.82    $237.37
NASDAQ Electronics Components Stock
  Index...............................  $100.00    $173.20    $181.57    $280.49    $521.64    $247.06